Exhibit 99.1

2018

General Stockholders' Meeting Manual

Annual and Extraordinary General Stockholders' Meeting
April 25, 2018

Time: 11:00 am
Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Itaú Unibanco Holding S.A.

Contents

1. Message from the Co-Chairmen of the Board of Directors	03
2. Introduction	04
3. Executive Officers’ Comments	04
4. Information on Annual and Extraordinary General Stockholder’s Meeting	04
5. Convening Notice	07
6. Annual and Extraordinary General Stockholders’ Meeting	08
I) Annual General Stockholders’ Meeting
1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2017	08
2. Allocation of Net Income for 2017	08
3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council	08
4. Definition of the amount allocated to the overall compensation of the members of Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council	09
II) Extraordinary General Stockholders’ Meeting
1. Amendment to the Bylaws	10
2. Consolidation of the Bylaws	10
3. Transfer to the new Statutory Revenue Reserve the balances currently recorded in Statutory Reserves (a) for Dividend Equalization, (b) for Working Capital Increase; and (c) for Capital Increase in Investees.	10
ATTACHMENT I - Attachment 9-1-II of the CVM Instruction 481/09	12
ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09	17
ATTACHMENT III - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09	52
ATTACHMENT IV - Item 13 of Attachment 24 of CVM Instruction 480/09	76
ATTACHMENT V - Proposal to Amend the Company’s Bylaws	106
ATTACHMENT VI - Proxy Templates	118
A - Proxy Template for Holders of Common Shares
B - Proxy Template for Holders of Preferred Shares
C - Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Common Shares)
D- Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Preferred Shares)
E - Information for Attachment 23 of CVM Instruction 481/09
ATTACHMENT VII - Remote Voting Form	134

Itaú Unibanco Holding S.A.

1. Message from the Co-Chairmen of the Board of Directors

São Paulo, March 23, 2018.

Dear Stockholder,

The year of 2017 was defined by significant changes in Brazil and Itaú Unibanco. We have detected signs pointing out the commencement of the recovery from the greatest economic crisis in Brazil in the last 100 years, with GDP growing 1% after three years of recession in a low inflation and lower interest rates scenario. We believe that Brazil is ready to overcome these economic and political crises, and to create jobs and grow at sustainable levels again.

This change in the economic scenario was evidenced in our operations, with the last quarter of 2017 defined by the growth of our loans to individuals and very small, small and middle-market companies. Customer default rates have declined and, in this lower risk scenario, our cost of credit was down by 29.6% compared to 2016.

Together with other significant achievements, such as the control of operating costs, this fact has enabled us to post recurring net income of R$24.9 billion1, up 12.3% from the previous year. We kept the recurring return on equity going at a high level, recording 21.8% in 2017, up 160 basis points from 2016.

“A transparent and efficient management, focused on customers...”

These results were achieved in the first year we had Mr.Candido Bracher acting as our CEO. The beginning of his term of office also stood out by the advancements in our strategic agenda, based on six fronts of action widely disclosed to the market, as follows: (i) Customer Centricity, (ii) Digital Transformation, (iii) People Management, (iv) Risk Management, (v) Internationalization; and (vi) Sustainable Profitability. We believe the first three fronts of action are in need of deep changes in the organization over the coming years, whereas the last three are in the ongoing improvement side. Worth mentioning is the fact that Corporate Governance and Sustainability have permeated all these efforts.

We strongly believe that our goals will not be reached unless we address people management, since it is the foundation for a great power of transformation, as people are what makes us advance, ensure sustainable results and make our capacity to create value to society and Brazil come into being. Therefore, we face the challenge of becoming increasingly attractive to all generations and engaging, developing and retaining talents. That is why we have consistently invested in the disclosure of our goals and of what we call Our Way, that is, a strong culture based on cooperation, ethics and the utmost and unrelenting respect.

“... built upon strong governance mechanisms and carried out by people ready for the current challenges.”

In 2017, the Board of Directors has made important decisions, as it defined strategic guidelines for Itaú Unibanco, of which we highlight the ones concerning risk appetite. We also defined a new payout practice, according to which the target is to keep our CET12 ratio at 13.5%, and distribute the entire remaining amount. Accordingly, based on the growth of our risk-weighted assets and return on equity, we paid out the equivalent to 83% of our recurring net income in 2017, including own shares buybacks carried out, a record-breaking amount in our history. This payout was made possible because we also issued for the first time perpetual securities that will make up our Common Equity Tier 1, thus reducing our cost of capital and favoring the creation of value to stockholders.

We continue to make headway in our corporate governance practices by adjusting them to a new business scenario. On that account, in 2017 we set up the Digital Advisory Board, which has now a major role in proposing technology development, assessing client experience, and allowing us to keep up with the world trends. Ms. Ana Lúcia de Mattos Barretto Villela will become a member of the Board of Directors, bringing about a new viewpoint into our management, and also evidencing our commitment to ensure diversity in the organization even more.

We would like to extend our invitation to read this General Stockholders’ Meeting Manual. We endeavor to bring transparency to our management proposals. We highlight item 13, which addresses management compensation and was redesigned from the last editions, now introducing information more objectively, easier to understand and using simpler wording. We encourage everyone’s participation and thank you all for sending suggestions, both for this meeting or at any other time.

1 Account balance according to BRGAAP.

2 Common Equity Tier I.

Yours faithfully,

Roberto Setubal	Pedro Moreira Salles
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors

p.3

2. Introduction

Stockholders’ Meetings are an important instrument for Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company”, “Issuer”, “Corporation” or “Organization”) and, therefore, how the business of the Company and its controlled companies is conducted.

On April 25, Stockholders may vote on matters that are essential for the Organization. Stockholders who hold ITUB3 shares (common shares) may vote on, among other matters, the election of members to the Company’s Board of Directors and the Fiscal Council, and the allocation of the net income earned in 2017. Stockholders who hold ITUB4 shares (preferred shares) may vote on the election of members to the Fiscal Council nominated by preferred Stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meeting.

The Stockholder has the following options to attend the Meeting:

• In person: Stockholder should attend the meeting on April 25, 2018, in the Auditorium of Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo, at 11:00 a.m., bearing his/her identity document.

• By proxy: in this case, Stockholder should legally authorize an individual to vote according to his/her voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in strict accordance with the Stockholder’s instruction. The proxy templates to be used by Stockholders who opt for this type of attendance may be found in Attachment VI hereto.

• By remote voting form: Stockholder may also cast his/her vote remotely, by the remote voting form, according to the template provided in Attachment VII hereto, pursuant to Comissão de Valores Mobiliários (“CVM”) Instruction No. 481/09, as amended.

Item 4 of this document comprises detailed information for the Stockholders’ attendance at the General Meeting. All important information for attendance at the Meeting is included herein, such as the data related to the economic and financial performance in the 2017 fiscal year, an introduction with the résumés of the candidates for the Board of Directors and Fiscal Council’s, the proposal for allocation of net income, the proposal for amendment to the Bylaws, as well as a description of the Company’s management compensation.

For additional information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/investor-relations).

3. Executive Officers’ Comments

The Executive Officers’ Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction 480/09 is found as Attachment II hereto.

4. Information on Annual and Extraordinary General Stockholders’ Meeting

Date

Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual General Stockholders’ Meeting within four (4) months after the end of the fiscal year. Itaú Unibanco‘s fiscal year starts on January 1 and ends on December 31 of each year. This year the Annual General Stockholders’ Meeting will be held on April 25, together with the Extraordinary General Stockholders’ Meeting.

Opening quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of the Brazilian Corporate Law.

Amendments to the Bylaws will be resolved on at the Extraordinary General Stockholders´ Meeting, to be open on first call with the attendance of Stockholders representing at least two-thirds (2/3) of voting capital (common shares), pursuant to Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the Annual and Extraordinary General Meeting on first call, a new call by convening notice will be disclosed on a timely basis, provided that the Meeting will be held at least eight (8) days after a new convening notice is released, pursuant to Article 124, paragraph 1, item II, of the Brazilian Corporate Law. These Meetings will be opened on second call with any number of Stockholders holding common shares.

Venue

The Annual and Extraordinary General Stockholders´ Meeting will be held in the Auditorium of Centro Empresarial Itaú Unibanco, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onwards.

Convening notice

The Convening Notice included in item 5 hereof will be published on March 24, 27, and 28, 2018 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on March 26, 27, and 28, 2018 in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/investor-relations).

p.4

Documents available to Stockholders

The Management Report on the business and major management facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of the Independent Auditors, the opinion of the Fiscal Council, and a copy of the summary of the Audit Committee Report were published on February 22, 2018 in the Valor Econômico newspaper (pages E5 to E20) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 37). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 5, 2018 on the CVM website and on the Investor Relations website (www.itau.com.br/investor-relations).

In order to divulge the matters to be resolved in the General Stockholders’ Meetings, the information listed in Article 9 of CVM Instruction No. 481/09, which is attached hereto, will also be made available by the Company on the CVM website and on the Investor Relations website (www.itau.com.br/investor-relations), at “Financial Information”, “CVM Filings”.

Proxies

In order to assist the Stockholders who decide to take part in the Annual and Extraordinary General Meetings represented by attorneys-in-fact, we present Attachments: VI - A “Proxy template for holders of common shares”; and VI – B “Proxy template for holders of preferred shares”.

Alternatively, the Company will make available three (3) attorneys-in-fact suited to represent the Stockholder at the Meeting, who will vote in strict accordance with the voting instruction granted by the Stockholder, in the form of Attachment VI - C “Proxy Template for Attorneys-in-Fact Provided by the Company” (for holders of common shares), and Attachment VI – D “Proxy Template for Attorneys-in-Fact Provided by the Company for the Annual General Stockholders´ Meeting (for holders of preferred shares)”. Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment VI – E hereto.

In order to facilitate the conduction of the Stockholders´ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of April 23, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3° andar - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br (in this case, the Stockholder must bring the hard copy of the document to the Meeting).

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

• by remote voting form sent directly to the Company, in conformity with Attachment VII hereto; or

• by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company:

(i) a hard copy of Attachment VII hereto duly filled, initialized and signed (there is no need to have the signature notarized by a public notary’s office, consularization and sworn translation of documents in foreign languages); and

(ii) ID document – for Legal Entities: notarized copy of the articles of association/ bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. It is required for any documents issued abroad to be consularized or apostilled, and to be accompanied by the respective sworn translation.

If he/she so prefer, Stockholder may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@itau-unibanco.com.br, and, in this case, he/she should also forward the hardcopy of the voting form and the notarized copy of other required documents up to April 18, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3° andar – Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

Upon receipt of documents referred to in (i) e (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

p.5

Stockholders forwarding the form to service providers

Alternatively, Stockholder may choose to exercise their remote voting right through service providers, transmitting his/her voting instructions to his/her custody agents or the bookkeeper, subject to the rules determined by them. Stockholders should contact the custody agent or the bookkeeper to check out the procedures established by such them, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on website: www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholder should transmit the form completion instructions to service providers by April 18, 2018, unless otherwise indicated by them.

Information on the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these different voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below.

i) Multiple Voting

Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, applicant Stockholders should represent at least five percent (5%) of voting capital.

Pursuant to Article 141, paragraph 1, of Brazilian Corporate Law, the option set forth in the head provision of said Article addressing the adoption of multiple voting should be exercised by Stockholders at least forty-eight (48) hours prior to the time the Stockholders´ Meeting is to be held. In this case, prior to such meeting, the board conducting the Stockholders´ Meeting will inform Stockholders about the number of votes necessary for the election of each member of the Board of Directors, based on the “Stockholders Attendance Book”.

ii) Separate Voting

Pursuant to Article 141, paragraph 4, of Brazilian Corporate Law, the following groups of Stockholders (other than the Controlling Stockholders) are entitled to elect, by separate voting, one (1) member for the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not present, common and preferred stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months, immediately prior to the date the General Stockholders’ Meeting is to be held, may exercise the separate voting right, pursuant to Article 141, paragraph 6, of Brazilian Corporate Law.

Eligibility requirements for Nominated Candidates

Stockholders willing to nominate candidates to compose the Board of Directors or the Fiscal Council should submit, at the Annual General Stockholders’ Meeting, the necessary evidence to meet the minimum eligibility requirements applicable to the position, pursuant to Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02.

In order to better organize the conduction of the General Stockholders’ Meeting and provide for a pre-analysis of the eligibility requirements of these candidates, we suggest that documentation be submitted to the Company no longer than March 29, 2018.

Conflicts of interest

While the General Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted Stockholder should abstain from taking part in the resolution of the related matter. If the conflicted Stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.

p.6

Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations/itau-unibanco/contact-ir). In the field “Subject”, Stockholders should select the option “Recommendations to the Board of Directors to Stockholders´ Meeting”.

5. Convening Notice

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and State of São Paulo, with the purpose to:

I - At the Annual General Stockholders’ Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2017;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for the overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

II- At the Extraordinary General Stockholders’ Meeting

1. amend the Bylaws, with the purpose of: (a) in Article 3, head provision, registering the new number of common shares of capital stock, as a result of the cancellation of shares, as resolved by the Board of Directors at the meetings held on December 15, 2017 and February 22, 2018; (b) in item 4.3., “g”, including the power of the General Stockholders’ Meeting to resolve on Stock Grant Plans and to adjust the denomination of the Plan to Stock Option Plan; (c) in item 5.1. and in Article 17, adjusting the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão; (d) in items 6.2. and 6.8., adjusting the wording on the composition and powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Code of Corporate Governance; (e) in item 10.1.1., improving the wording on the Company’s representatives; (f) in Article 15, head provision and sub items, amending the composition of the statutory revenue reserves; (g) in items 13.3. and 14.1., updating remittances to the statutory revenue reserve;

2. consolidate the Bylaws, with the amendments mentioned in the aforementioned item “1”; and

3. transfer to the new statutory revenue reserve the balances currently recorded in Statutory Reserves (a) for Dividend Equalization, (b) for Working Capital Increase; and (c) for Capital Increase in Investees.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders’ Meeting Manual.

The documents to be reviewed at the Meeting are available to Stockholders on the Company’s investor relations website (www.itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Stockholders’ Meetings bearing their identity document.

Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, provided that the attorney-in-fact bears an identity document and the following documents substantiating the validity of his/her power of attorney (we require that any documents issued abroad to be consularized or aposttiled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer.

a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office.

b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of April 23, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3° andar – Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

p.7

To encourage Stockholders´ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onward.

São Paulo (SP), March 23, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

6. Annual and Extraordinary General Stockholders’ Meeting

I) At the Annual General Stockholders’ Meeting

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2017.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), and was approved by the Board of Directors at its meeting held on February 5, 2018 and made available on this date on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and of the Investor Relations (www.itau.com.br/investor-relations). Additionally, this document was published on February 22, 2018 in the Valor Econômico newspaper (pages E5 to E20) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 37).

2. Allocation of Net Income for 2017.

The Company recorded net income for 2017 in the amount of R$21,108,465,888.05 (twenty-one billion, one hundred eight million, four hundred sixty-five thousand, eight hundred eighty-eight reais and five cents), according to the statement of income made available on February 5, 2018 on the websites of the CVM and of the Investor Relations (www.itau.com.br/investor-relations), which was published together with the Financial Statements on February 22, 2018 in the Valor Econômico newspaper (pages E5 to E20) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 37). Considering the calculation of said Income, as provided in the Financial Statements, the following allocation is proposed:

(a) R$1,055,423,294.40 (one billion, fifty-five million, four hundred twenty-three thousand, two hundred ninety-four reais and forty cents) to the Legal Reserve;

(b) R$19,200,472,066.07 (nineteen billion, two hundred million, four hundred seventy-two thousand, sixty-six reais and seven cents) gross, of which R$17,557,261,200.02 (seventeen billion, five hundred fifty-seven million, two hundred sixty-one thousand, two hundred reais and two cents) net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was fully made;

(c) R$631,668,655.99 (six hundred thirty-one million, six hundred sixty-eight thousand, six hundred fifty-five reais and ninety-nine cents) to the Statutory Reserve - Dividend Equalization Reserve; and

(d) R$220,901,871.59 (two hundred twenty million, nine hundred one thousand, eight hundred seventy-one reais and fifty-nine cents) related to the adjustments from the first adoption of Resolution No. 4,512/2016 of the National Monetary Council (CMN), which rules the financial guarantees provided.

The Allocation of Net Income, as specified in Attachment 9-1-II to CVM Instruction No. 481/09, is found in Attachment I hereto.

3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next yearly term of office.

The majority Stockholder proposes that the Company’s Board of Directors is composed of 12 (twelve) posts for the next yearly term of office be filed, and up to one (1) additional post may be filled through the election by a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members’ good performance in the period and the constant attendance at the meetings, and also the compliance with the eligibility requirements of the Company and its Policy for Nomination of Executives, the proposal is for the reelection of the following members: Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal and also the election of Ms. Ana Lúcia de Mattos Barretto Villela.

Regarding Mr. José Galló, the proposal is for the Meeting to waive the provision of item I of paragraph 3 of Article 147 of Law No. 6,404/76, as set forth in paragraph 3, Article 2 of CVM Instruction No. 367/02, since, in connection with his performance at the Renner Conglomerate, Mr. Galló acts as a management member at Renner Administradora de Cartões de Crédito Ltda.

Pursuant to the Company’s Corporate Governance Policy, an independent director is construed as one who has neither a commercial or other relationship with the Company, or with a company under the same control, or with the controlling stockholder, or a member of the management body which could (i) give rise to a conflict of interest; or (ii) affect his/her capacity and impartial analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, Messrs. Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Pedro Luiz Bodin de Moraes are deemed independent members.

p.8

The majority Stockholder also proposes that the Fiscal Council be convened and that the following members be reelected, namely Messrs. Alkimar Ribeiro Moura and José Caruso Cruz Henriques, as effective members, and João Costa and Reinaldo Guerreiro, as alternate member, and all meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law.

In addition to the members nominated by the majority Stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and his/her respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent, in the aggregate, ten percent (10%) or more of voting shares.

The Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, announced that it has put forward two additional candidates to sit on the Fiscal Council. To be reelected by the preferred stockholders (no—voting), Mr. Carlos Roberto de Alburquerque Sá, as effective member, and Mr. Eduardo Azevedo do Valle, as his respective alternate member, who also meet the eligibility criteria of Article162 of Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect members to sit on the Fiscal Council in a separate voting process, as described above, other voting Stockholders may elect new effective and alternate members that, in any case, will be in equal number of the elected ones under the aforementioned terms, plus one.

The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment III to this document.

4. Definition of the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council.

With respect to the 2018 fiscal year, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company’s financial statements, the proposal is for the Annual General Stockholders’ Meeting to approve the overall amount of R$370,000,000.00 (three hundred seventy million reais) for compensation of the Company’s management members (members of the Board of Officers and of the Board of Directors).

In relation to the Fiscal Council, the proposal is for the General Stockholders’ Meeting to approve monthly individual compensation of R$15,000 (fifteen thousand reais) to effective members and R$6,000 (six thousand reais) to alternate members.

The compensation of members of the Fiscal Council will be valid until the Annual General Stockholders’ Meeting of 2019.

The compensation amounts approved can be paid in local currency and in Company’s shares (as approved at the Extraordinary General Stockholders’ Meeting held on April 20, 2012).

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation is consistent with the risk management policies of the Company and its controlled companies. At least fifty percent (50%) will be converted into the Issuer’s preferred shares or stock-based instruments, with payment to management members to be deferred within at least three years and carried out in annual installments proportionally to the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”).

They should hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms.

These Partners Shares received as consideration will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

Taking into account the Company’s variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for the 2017 fiscal year, effectively attributable in 2018, will be paid within a total deferral period of at least three (3) and at the most eight (8) years.

These deferred amounts may be reduced or not paid in the case of reduction in the realized recurring net income of the Company or of the business area during the deferral period.

For calculation of the overall compensation amount to be paid in shares, the calculation criteria will use the value of the Company’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in 2018, the year in which the compensation will be effectively attributable, irrespective of the year it is effectively paid or recorded in the Company’s financial statements.

The compensation to be paid in shares is subjected to a specific threshold to limit the maximum dilution to which Stockholders are subject. This limit is included in the Stock Grant Plan, submitted for formalization and approval from Stockholders at the Annual and Extraordinary General Stockholders’ Meeting of April 19, 2017.

The Company may also provide management members with stock options, under the Company’s Stock Grant Plan, according to the version approved at the Extraordinary General Stockholders’ Meeting held in April 29, 2015, at 3:10 p.m., subject to the aforementioned maximum dilution limit.

In addition to the amounts established at the General Stockholders’ Meeting, management members may receive Company’s profit sharing, which, under the provisions of Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s net income, whichever is lower.

p.9

The proposal for compensation of management members, as specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found as Attachment IV hereto.

II) At the Extraordinary General Stockholders’ Meeting

1. Amendment to the Bylaws to:

(a) register the new number of common shares of capital stock, since the Company’s Board of Directors resolved, at meetings held on December 15, 2017 and February 22, 2018, respectively, on the cancellation of 31,793,105 and 14,424,206 common shares purchased under the scope of the own share buyback program. Accordingly, the proposal is for the amendment to the Bylaws in Article 3, head provision, to register this new number of common shares of the Company’s capital stock.

(b) Include in item 4.3., “g” the power of the General Stockholders’ Meeting to resolve on the Stock Grant Plans, as approved at the Extraordinary General Stockholders’ Meeting of April 19, 2017, and adjust the denomination of the Plan to Stock Option Plan.

(c) adjust the new corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão in item 5.1. and in Article 17.

(d) adjust the wording of items 6.2. and 6.8. on the composition and powers of the Board of Directors, in line with the practices currently adopted by the Company and with the provisions of the Brazilian Corporate Governance Code, thus formalizing (i) that the majority of members of the Board of Directors will be non-executive members and at least one-third will be independent members, and (ii) the powers of the Board of Directors to: assess the independent members; state a position on the public offerings of shares and other securities by the Company; and analyze transactions with related parties, by itself or by one of its Committees, based on materiality criteria set forth in the Company’s policy.

(e) clarify in item 10.1.1. that the Company may also be represented by solely one officer (i) in those acts that will not imply the assumption or waiver of any rights or obligations with any direct or indirect management body; and (b) at general meetings, and meetings of stockholders or unit holders of companies or investment funds in which the Company participates.

(f) improve the composition of the statutory revenue reserves in Article 15, head provision and its sub items, under the terms allowed by Article 194 of Law No. 6,404/76, by recognizing a reserve to be named “Statutory Revenue Reserve”, which will has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or its interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus.

(g) adjust the remittances to the statutory revenue reserve in items 13.3. and 14.1.

2. Consolidation of the Bylaws with the amendments mentioned in item “1” above.

A copy of the Bylaws containing the consolidation of the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment V to this document.

3. Transfer to the new Statutory Revenue Reserve the balances currently recorded in Statutory Reserves (a) for Dividend Equalization, (b) for Working Capital Increase; and (c) for Capital Increase in Investees.

As a result of the recognition of the Statutory Revenue Reserve, under the terms proposed in item 1, “f” above, transfer to the new statutory revenue reserve the balances currently recorded in statutory reserves (a) for dividend equalization, (b) for working capital increase; and (c) for capital increase in investees, which will accordingly no longer exist.

p.10

Attachments

p.11

ATTACHMENT I

ATTACHMENT 9-1-II OF THE CVM INSTRUCTION No. 481/09 - PROPOSAL FOR THE ALLOCATION OF EARNINGS

Allocation of Net Income

We propose that net income for the year reported in the financial statements of December 31, 2017 according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$21,108,465,888.05, should be allocated as follows: (a) R$1,055,423,294.40 to the legal reserve; (b) R$19,200,472,066.07 for the payment of dividends and interest on capital, in accordance with the possibility set forth in Article 9 of Law No. 9,249/95, and (c) R$631,668,655.99 to the statutory reserves - Reserve for Dividend Equalization; and (d) R$220,901,871.59 related to the adjustments from the first adoption of Resolution No. 4,512 of the National Monetary Council (CMN), which rules the Financial Guarantees Offered1.

We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco.

We make monthly dividend payments based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding semiannual payments, management verifies the existing earnings, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, please see the items below, which were prepared in compliance with the requirements in Attachment 9-1- II to CVM Instruction No. 481/09

1.	Inform net income for the year

R$ 21,108,465,888.05.

2.	Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$19,200,472,066.07 (gross), R$17,557,261,200.02 of which is net of taxes. This amount corresponds to the percentage of net income indicated in item 3 below and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the General Meeting for the ratification of the declarations and distributions already made and no new declarations will be proposed.

Net amount per share: R$2.7127.

The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or not, is subject to withholding income tax in Brazil at the rate of 15%, or of 25% to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven to be immune or exempt are not subject to this withholding tax.

3.	Inform the percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 83% of the net income for the year and to 88% of net income for the year adjusted for the amount allocated to the legal reserve.

4.	Inform the total and per share amount of distributed dividends based on net income for prior years

1 Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p.12

Not applicable.

5.	Deducted from any dividend advances and interest on capital already declared, please inform:

a.	the gross amount of dividends and interest on capital, separately, per share type and class

No proposal will be submitted to the General Meeting for the declaration of dividends or interest on capital in addition to those already declared.

b.	the payment methods and terms of payment of dividends and interest on capital

As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2017 have been fully declared by the Board of Directors and paid to stockholders and no new declaration will be proposed to the General Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of ADRs:

The payment is made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment is made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment is made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders whose shares are deposited in fiduciary custody of B3 - Brasil, Bolsa, Balcão:

The payment is made directly to B3 – Brasil, Bolsa, Balcão by means of B3´s services of Central Depositary (former CBLC), which will be responsible for transferring it to stockholders, through depositor brokerage firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

c.	Any restatement and interest on dividends and interest on capital

Not applicable.

d.	Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

Please see subitem “a” of this item.

p.13

6.	Inform the amounts of dividends or interest on capital already declared and the date of the respective payments

							Total net
		Stockholding			Payment		amount per
Year	Base period	position	Payment date	Type of event	(R$ per share)		share
					Gross	Net
2018	January	12.28.2017	02.01.2018	Dividends	0.015000	0.015000
	Supplementary interest on capital	02.15.2018	03.07.2018	Supplementary interest on capital	1.148800	0.976500
	Supplementary dividends	02.15.2018	03.07.2018	Supplementary dividends	0.963800	0.963800
	Dividends	02.15.2018	03.07.2018	Dividends	0.130400	0.130400
	Interest on capital	12.14.2017	03.07.2018	Interest on capital	0.144500	0.122825
	December	11.30.2017	01.02.2018	Dividends	0.015000	0.015000
	November	10.31.2017	12.01.2017	Dividends	0.015000	0.015000
	October	09.29.2017	11.01.2017	Dividends	0.015000	0.015000
2017	September	08.31.2017	10.02.2017	Dividends	0.015000	0.015000	2.712675
	Supplementary interest on capital	08.14.2017	08.25.2017	Supplementary interest on capital	0.399000	0.339150
	August	07.31.2017	09.01.2017	Dividends	0.015000	0.015000
	July	06.30.2017	08.01.2017	Dividends	0.015000	0.015000
	June	05.31.2017	07.03.2017	Dividends	0.015000	0.015000
	May	04.28.2017	06.01.2017	Dividends	0.015000	0.015000
	April	03.31.2017	05.02.2017	Dividends	0.015000	0.015000
	March	02.24.2017	04.03.2017	Dividends	0.015000	0.015000
	February	01.31.2017	03.01.2017	Dividends	0.015000	0.015000
	January	12.29.2016	02.01.2017	Dividends	0.015000	0.015000

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the previous three (3) years

			R$
	2017	2016	2015
Net income	21,108,465,888.05	18,853,195,000.81	21,083,795,611.07
Net income per share	3.25	2.89	3.52
Net income per share – adjusted by the effect of bonuses	3.25	2.89	3.20

In the calculation of net income per share, net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividends and interest on capital distributed in the previous three (3) years

p.14

			R$
	2017	2016	2015
Common shares	2.7127	1.5789	1.2376
Preferred shares	2.7127	1.5789	1.2376

In the calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	In the event of any allocation of earnings to the legal reserve

a.	Inform the amount allocated to the legal reserve

R$1,055,423,294.40.

b.	Describe the calculation method of the legal reserve

Under the terms of Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock.

9.	In the event the company has preferred shares entitled to fixed or minimum dividends

a.	Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the case of split or reverse split of shares.

b.	Inform whether the earnings for the year is sufficient for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of the minimum dividends.

c.	Identify whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d.	Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$69,500,279.46.

e.	Identify any fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	With respect to the mandatory dividend

a.	Describe the calculation method provided for in the Bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five percent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

b.	Inform whether it was fully paid

The mandatory dividend was fully paid in accordance with item 6 above.

c.	Inform any possibly retained amount

There were no retained amounts.

11.	In the event of any mandatory dividend retained due to the company’s financial condition

There were no retained mandatory dividends.

p.15

12.	In the event of any allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	In the event of any allocation of earnings to the unrealized revenue reserve

There was no allocation of earnings to the unrealized revenue reserve.

14.	In the event of any allocation of earnings to the statutory reserves

a.	Describe the statutory clauses that establish the reserve

Upon proposal of the Board of Directors, the General Meeting may resolve to set up the following reserves: I – Reserve for Dividend Equalization; II – Reserve for Working Capital Increase; III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the amount of the capital stock and its purpose is to ensure funds for the payment of dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, and it is composed of funds: (a) equivalent to up to 50% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; (d) arising from credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of the capital stock and its purpose is to ensure funds for the company’s operation, and it is composed of funds equivalent to up to 20% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law.

The Reserve for Capital Increase in investees will be limited to 30% of the amount of the capital stock and its purpose is to ensure the exercise of the preemptive right of subscription in capital increases in investees, and it is composed of funds equivalent to up to 50% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amounts do not exceed the limit of 95% of the capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$631,688,655.99 to the reserve for dividend equalization.

c.	Calculation method of the amount allocated to reserve

The calculation method follows the provisions in the Bylaws, allocating up to 50% of net income for the year to set up the reserve for dividend equalization, up to 20% of net income for the year to set up the reserve for working capital increase and up to 50% of net income for the year to set up the reserve for capital increase in investees.

15.	In the event of any retention of earnings provided for in capital budget

There were no retained earnings.

16.	In the case of any allocation of earnings to the reserve for tax incentives

There was no allocation of earnings to the reserve for tax incentives.

p.16

ATTACHMENT II

ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09

10.1. Executive officers should comment on:

a) Financial and equity positions in general

Domestic Scenario

In the domestic scenario, GDP rebounded in 1Q17 and grew 1.0% in 2017. Unemployment dropped 11.8% in December 2017 from 12.0% in December 2016. The primary deficit was 1.7% of GDP in 2017 while in 2016 it was 2.5% of GDP.

According to latest BACEN data, total financial system lending in 2017 remained stable compared to 2016. The stock of credit dropped to 3.5% in December in real terms, compared to a 9.2% drop in 2016. The credit stock-to-GDP ratio decreased in the past 12 months from 49.6% to 47.1% in December 2017. The system default dropped to 3.3% from 3.7% also compared to December 2016.

The current account deficit continued to fall due to weak economic activity. The deficit in external accounts dropped to 0.5% of GDP in 2017 from 1.3% of GDP in 2016. The inflation rate for 2017 was 2.9%. In October 2016, the Central Bank initiated a cycle of cuts of its policy rate, and since then the Selic rate dropped from 14.25% to the current 6.75%.

The U.S. dollar closed 2017 at R$3.31, slightly above rthe R$3.26 recorded in December 2016. Brazil’s international reserves amount approximately to US$382 billion.

Latin America Scenario (ex-Brazil)

The external financial conditions were advantageous in 2017 for Latin America, within a recovery scenario of the global economy, higher commodity prices, and lower interest in the developed economies. Most currencies in the region appreciated throughout 2017, thus contributing to keeping inflation low and, as a result, allowing for an easement of the monetary policy. Some countries, however, still face a challenging inflationary trend (Argentina and Mexico) and the central banks of both countries proceeded with a tighter monetary policy.

Despite the more positive external environment, the recovery of economic activity is still weak in the region (except for Argentina, which post expressive growth despite the higher interest rates). Mexico faces uncertainties about the United States trade policy and investments are dropping. We expect that the economic recovery 2018 spread across the region in 2018.

International Scenario

The U.S. labor market continued to grow strong in 2017. About 2.1 million jobs were created and unemployment rate dropped to 4.1% in December 2017 from 4.7% in December 2016. This improvement came along with the 2.3% growth in GDP in 2017.

For comparison purposes, GDP increased 2.5% in the Euro zone and in 6.9% China, both higher than in the previous year. Japan’s GDP increased 1.7% compared to the first three quarters of 2017. This widespread global growth environment continues to favor emerging, commodity-exporting economies, including Latin America countries.

The financial information contained in this item 10 (Executive Officers’ Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), applicable to our operations and business.

Asset Highlights

On December 31, 2017, Itaú Unibanco’s assets totaled R$1,434,969 million and stockholders’ equity was R$148,006 million, compared to R$1,353,241 million and R$134,814 million, respectively, in 2016. At the end of 2017, the Prudential Conglomerate BIS ratio was 18.8%.

The table below shows the volume of loan operations classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

p.17

	Year ended December 31
	2017	2016	2015	2017 X 2016	2016 X 2015
	(In millions of R$)
Loans to individuals	190,153	183,147	187,220	3.8%	-2.2%
Credit card	66,650	59,022	58,542	12.9%	0.8%
Personal loans	25,193	25,813	28,396	-2.4%	-9.1%
Payroll loans	44,419	44,636	45,434	-0.5%	-1.8%
Vehicles	14,083	15,434	20,058	-8.8%	-23.1%
Real estate loans	39,808	38,242	34,790	4.1%	9.9%
Loans to companies	167,070	180,689	218,565	-7.5%	-17.3%
Large companies	107,617	121,754	152,527	-11.6%	-20.2%
Very small, small and middle market	59,453	58,935	66,038	0.9%	-10.8%
Latin America	136,144	126,530	68,463	7.6%	84.8%
Total loan, lease and other credit operations (including endorsements and sureties)	493,367	490,366	474,248	0.6%	3.4%

Since 2011, we prioritize the mitigation of the credit risk of our loan portfolio. Consequently, our real estate loan portfolio grew quicker, while the large companies and vehicles portfolios decreased. Our real estate loan portfolio followed the market trend and we kept a conservative approach regarding collaterals. The portfolio’s loan-to-value ratio – lent amount to underlying collateral – was 54.7% in the fourth quarter of 2017.

On December 31, 2017, our loan portfolio totaled R$493,367 million, a 0.6% increase from the same period of the previous year.

Our loan portfolio for individuals totaled R$190,153 million on December 31, 2017. The volume of loan operations to individuals increased 3.8% compared to December 31, 2016 mainly due to the increase in the credit card and real estate loan portfolios, which were partially offset by the decrease in personal loans, vehicle financing, and payroll loans. The vehicles portfolio dropped 8.8% on December 31, 2017 compared to December 31, 2016 as a result of the lower demand and our increased lending requirements for this segment during the period, with higher down payments and shorter lending periods.

Our loans to companies portfolio dropped 7.5%, totaling R$167,070 million on December 31, 2017. This decrease is mainly due to the deleveraging of companies in Brazil and a moderate credit demand, especially from large companies, which are seeking alternatives in the capital market, resulting a contraction of this portfolio. On December 31, 2017, the large companies portfolio totaled R$107,617 million and the very small, small and middle market portfolio totaled R$59,453 million.

In Latin America, on December 31, 2017 our loan portfolio increased 7.6% from the same period of the previous year due to the impact of changes in foreign exchange rates and the organic growth of our operations in the countries where we operate. Total loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) were R$136,144 million.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 183% on December 31, 2017.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16,398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without endorsements and sureties. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, an increase of 80 basis points compared to December 31, 2016. On December 31, 2017, the default rate over 90 days of the renegotiated loan portfolio was 16.5%, a decrease of 430 basis points compared to December 31, 2016.

The default rate (loan operations overdue for over 90 days) was 3.1% on December 31, 2017, accounting for a decrease of 30 basis points compared to December 31, 2016.

On December 31, 2017, the balance of allowance for loan and lease losses totaled R$27,895 million.

On December 31, 2017, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 5.7%, an increase of 20 basis points from December 31, 2016.

We will address the main corporate events occurred in the period in item 10.3b.

p.18

2016

On December 31, 2016, our loan portfolio totaled R$490,366 million, a 3.4% increase from the same period of the previous year.

On December 31, 2016, the loans to individuals operations totaled R$183,147 million, a decrease of 2.2% from December 31, 2015. This decrease is mainly due to the 23.1% decrease in vehicle financing as a result of the continual enforcement of stricter lending requirements, which led to an increase of the down payments required and the shorter lending periods, partially offset by the increases of (i) 9.9% in real estate loans, which reached R$38,242 million, mainly due to our focus on portfolios with lower default ratios; and (ii) 0.8% in credit card loans, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market.

On December 31, 2016, the loans to companies operations, which include transactions with small and middle market and large companies, totaled R$180,689 million, a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans to small and middle market companies totaled R$58,935 million on December 31, 2016, a 10.8% decrease compared to December 31, 2015. Loans to large companies totaled R$121,754 million on December 31, 2016, a 20.2% decrease compared to December 31, 2015.

The balance of loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) was R$126,530 million on December 31, 2016, an 84.8% increase compared to R$68,463 million on December 31, 2015, mainly resulting from the merger of our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, which was a major step in our internationalization process.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 160% on December 31, 2016.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$16,398 million on December 31, 2016 and R$14,932 million on December 31, 2015, accounting for, respectively, 3.3% and 3.1% of our total loan portfolio. On December 31, 2016, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 49.5%, an increase of 680 basis points compared to December 31, 2015. On December 31, 2016, the default rate over 90 days of the renegotiated loan portfolio was 20.8%, an increase of 260 basis points compared to December 31, 2015.

The default rate (loan operations overdue for over 90 days) was 3.4% on December 31, 2016, accounting for a decrease of 10 basis points compared to December 31, 2015.

On December 31, 2016, the balance of allowance for loan and lease losses totaled R$26,972 million.

On December 31, 2016, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 5.5%, a decrease of 20 basis points from December 31, 2015.

b) Capital structure

On December 31, 2017, capital stock comprised 6,550,514,438 (6,582,307,543 on 12/31/2016) book-entry shares, without par value, of which 3,319,951,112 (3,351,744,217 on 12/31/2016) were common and 3,230,563,326 (3,230,563,326 on 12/31/2016 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on 12/31/2016), of which R$65,482 million (R$65,534 million on 12/31/2016) is held by stockholders domiciled in the country and R$31,666 million (R$31,614 million on 12/31/2016) is held by stockholders domiciled abroad.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

p.19

		% of Total liabilities and		% of Total liabilities and		% of Total liabilities and
R$ million	12/31/2017	stockholders' equity	12/31/2016	stockholders' equity	12/31/2015	stockholders' equity
Stockholders' equity (1)	148,006	10.3%	134,814	10.0%	114,059	8.9%
Third parties’ capital (2)	1,286,963	89.7%	1,218,427	90.0%	1,162,356	91.1%
Total equity	1,434,969	100.0%	1,353,241	100.0%	1,276,415	100.0%

(1) Includes minority interest in subsidiaries.

(2) Total liabilities excluding stockholders' equity

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non-compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The table below presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

p.20

	Undiscounted future flows except for derivatives*												In R$ Million
Financial Assets (1)	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Cash and deposits on demand	18,749	18,542	18,544	-	-	-	-	-	-	-	-	-	18,749	18,542	18,544
Interbank investments	93,218	219,066	229,295	173,663	58,275	40,016	673	1,171	696	508	292	239	268,062	278,804	270,246
Securities purchased under agreements to resell – Funded position (2)	38,833	77,452	72,091	-	-	-	-	-	-	-	-	-	38,833	77,452	72,091
Securities purchased under agreements to resell – Financed position	31,238	128,303	133,315	167,061	49,749	33,742	-	-	-	-	-	-	198,299	178,052	167,057
Interbank deposits (4)	23,147	13,311	23,889	6,602	8,526	6,274	673	1,171	696	508	292	239	30,930	23,300	31,098
Securities	110,667	82,163	71,124	24,960	16,757	15,485	16,717	12,415	11,017	76,923	74,479	78,774	229,267	185,814	176,400
Government securities - available	103,447	75,310	65,965	152	20	-	232	40	-	5,052	6,088	-	108,883	81,458	65,965
Government securities – subject to repurchase commitments	203	556	68	15,677	4,732	2,675	9,107	5,990	712	19,270	14,808	6,866	44,257	26,086	10,321
Private securities - available	7,007	6,297	5,091	8,577	11,728	12,681	5,541	5,424	10,305	45,885	47,866	71,908	67,010	71,315	99,985
Private securities – subject to repurchase commitments	10	-	-	554	277	129	1,837	961	-	6,716	5,717	-	9,117	6,955	129
Derivative financial instruments	7,978	5,815	5,955	5,363	8,296	7,685	2,756	3,159	3,430	6,746	6,961	6,289	22,843	24,231	23,359
Gross Position	-	-	-	-	-	1	-	-	-	-	-	20	-	-	21
Swap de Moeda (Cross Currency Swap Deliverable) - Asset position	-	-	-	-	-	852	-	-	-	-	-	975	-	-	1,827
Swap de Moeda (Cross Currency Swap Deliverable) - Liability position	-	-	-	-	-	(851)	-	-	-	-	-	(955)	-	-	(1,806)
Net position	7,978	5,815	5,955	5,363	8,296	7,684	2,756	3,159	3,430	6,746	6,961	6,269	22,843	24,231	23,338
Swaps	189	828	666	1,258	1,967	2,140	1,661	1,497	1,935	6,082	6,250	4,406	9,190	10,542	9,147
Option	430	354	2,413	1,748	2,881	2,000	865	1,397	692	294	160	478	3,337	4,792	5,583
Forward operations (onshore)	6,529	3,947	1,204	382	1,024	1,961	-	-	1	-	-	-	6,911	4,971	3,166
Other derivative financial instruments	830	686	1,672	1,975	2,424	1,583	230	265	802	370	551	1,385	3,405	3,926	5,442
Loan and lease operations portfolio(3)	57,505	61,602	63,263	152,660	176,002	171,813	71,107	81,224	86,118	201,881	211,908	187,619	483,153	530,736	508,813
Total financial assets	288,117	387,188	388,181	356,646	259,330	234,999	91,253	97,969	101,261	286,058	293,640	272,921	1,022,074	1,038,127	997,362

(1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 98,837(R$ 85,700 at 12/31/2016 and R$ 66.556 at 12/31/2015), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 3,664 (R$ 4,329 at 12/31/2016 and R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil

(3) Net of payment to merchants of R$ 53,687 (R$ 43,837 at 12/31/2016 and R$ 38,978 at 12/31/2015) and the amount of liabilities from transactions related to credit assignments R$ 4,931 (R$ 5,711 at 12/31/2016 and R$ 5.495 at 12/31/2015).

(4) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries

* The table Financial Assets - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

p.21

	Undiscounted future flows except for derivatives*												In R$ million
Financial Liabilities	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Deposits	222,782	201,167	190,890	61,672	44,545	45,133	16,500	13,106	8,331	152,961	107,055	64,843	453,915	365,873	309,197
Demand deposits	68,973	61,133	61,092	-	-	-	-	-	-	-	-	-	68,973	61,133	61,092
Savings deposits	119,980	108,250	111,319	-	-	-	-	-	-	-	-	-	119,980	108,250	111,319
Time deposit	33,114	30,295	13,873	60,272	41,971	34,660	16,445	13,088	8,326	152,903	107,033	64,819	262,734	192,387	121,678
Interbank deposits	712	1,489	4,606	1,400	2,574	10,473	55	18	5	58	22	24	2,225	4,103	15,108
Compulsory deposits	(40,538)	(42,314)	(40,807)	(18,197)	(13,885)	(9,021)	(4,644)	(3,985)	(2,043)	(35,458)	(25,516)	(14,685)	(98,837)	(85,700)	(66,556)
Demand deposits	(4,790)	(8,092)	(10,224)	-	-	-	-	-	-	-	-	-	(4,790)	(8,092)	(10,224)
Savings deposits	(26,008)	(24,791)	(26,838)	-	-	-	-	-	-	-	-	-	(26,008)	(24,791)	(26,838)
Time deposit	(9,740)	(9,431)	(3,745)	(18,197)	(13,885)	(9,021)	(4,644)	(3,985)	(2,043)	(35,458)	(25,516)	(14,685)	(68,039)	(52,817)	(29,494)
Securities sold under repurchase agreements (1)	232,970	209,521	167,363	35,234	59,771	39,464	30,404	42,410	63,773	39,444	87,069	111,189	338,052	398,771	381,789
Funds from acceptances and issuance of securities (2)	7,093	3,003	4,188	43,463	35,659	24,186	21,325	28,974	19,178	52,837	36,858	40,612	124,718	104,494	88,164
Borrowings and onlending (3)	3,975	5,077	5,902	37,132	46,527	58,159	9,839	11,000	24,116	19,807	20,943	25,672	70,753	83,547	113,849
Subordinated debt (4)	1,061	271	4,775	13,402	13,501	10,115	2,054	16,621	13,764	49,454	41,043	56,006	65,971	71,436	84,660
Derivative financial instruments	7,596	5,294	3,765	5,816	5,516	8,537	4,877	3,726	4,104	8,457	10,162	11,269	26,746	24,698	27,675
Net position	7,596	5,294	3,764	5,816	5,516	8,526	4,877	3,726	4,104	8,457	10,162	11,265	26,746	24,698	27,659
Swaps	65	461	783	2,364	1,702	3,368	3,747	2,352	2,618	7,516	8,706	9,562	13,692	13,221	16,331
Option	332	837	1,460	1,299	1,888	3,025	889	1,116	805	273	711	493	2,793	4,552	5,783
Forward operations (onshore)	6,272	3,530	828	-	-	5	-	-	-	-	-	-	6,272	3,530	833
Other derivative financial instruments	927	466	693	2,153	1,926	2,128	241	258	681	668	745	1,210	3,989	3,395	4,712
Total financial liabilities	434,939	382,019	336,076	178,522	191,634	176,573	80,355	111,852	131,223	287,502	277,614	294,906	981,318	963,119	938,778

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

p.22

d) Sources of financing used for working capital and investments in non-current assets used

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2017, 2016 and 2015:

	Year ended December 31
	2017		2016		2015
	Average		Average		Average
	balance	% of Total	balance	% of Total	balance	% of Total
	(In millions of R$, except for percentages)
Interest-bearing liabilities	1,006,420	81.9%	969,461	81.9%	875,904	81.2%
Interest-bearing deposits	277,248	22.6%	244,120	20.6%	236,315	21.9%
Savings deposits	108,671	8.8%	106,838	9.0%	114,500	10.6%
Interbank deposits	3,640	0.3%	7,304	0.6%	19,633	1.8%
Time deposits	164,937	13.4%	129,979	11.0%	102,182	9.5%
Deposits received under repurchase agreements	328,721	26.7%	339,416	28.7%	297,509	27.6%
Funds from interbank and institutional markets	229,179	18.6%	240,563	20.3%	219,463	20.3%
Funds from interbank markets	133,894	10.9%	144,968	12.2%	134,637	12.5%
Funds from institutional markets	95,284	7.8%	95,595	8.1%	84,826	7.9%
Technical provisions for insurance, pension plan and	171,024	13.9%	144,387	12.2%	121,856	11.3%
Other liabilities - Subordinated debt	248	0.0%	974	0.1%	761	0.1%
Non-Interest bearing liabilities	222,782	18.1%	214,024	18.1%	203,376	18.8%
Non-interest bearing deposits	61,844	5.0%	61,895	5.2%	54,148	5.0%
Derivatives	23,195	1.9%	29,752	2.5%	29,488	2.7%
Other non-interest liabilities	137,743	11.2%	122,377	10.3%	119,740	11.1%
Total liabilities	1,229,203	100.0%	1,183,485	100.0%	1,079,280	100.0%

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2017, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit ( Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding in the Consolidated on December 31, 2017, 2016 and 2015.

p.23

	2017		2016		2015
		% of		% of		% of
		total		total		total
	millions of R$	funding	millions of R$	funding	millions of R$	funding
Deposits	402,935	42.7	329,414	36.2	292,610	33.2
Demand deposits	68,973	7.3	61,133	6.7	61,092	6.9
Saving deposits	119,980	12.7	108,250	11.9	111,319	12.6
Time deposits	211,800	22.4	156,274	17.2	105,250	12.0
Interbank deposits	2,182	0.2	3,757	0.4	14,949	1.7
Other	3	0.0	-	-	-	-
Securities sold under repurchase agreements	312,634	33.1	349,164	38.4	336,643	38.3
Interbank market debt	129,616	13.7	135,483	14.9	156,886	17.8
Mortgage notes	-	-	-	-	139	0.0
Real estate credit bills	18,525	2.0	19,179	2.1	14,452	1.6
Agribusiness credit bills	15,101	1.6	15,442	1.7	13,775	1.6
Financial credit bills	27,691	2.9	19,566	2.1	18,496	2.1
Import and export financing	39,089	4.1	45,633	5.0	65,566	7.5
On lending-domestic	24,181	2.6	29,828	3.3	38,804	4.4
Liabilities from transactions related to credit assignments	5,029	0.5	5,835	0.6	5,654	0.6
Institucional market debt	98,482	10.4	96,239	10.6	93,918	10.7
Subordinated debt	52,696	5.6	57,420	6.3	65,785	7.5
Foreign borrowings through securities	41,400	4.4	33,583	3.7	24,188	2.7
Structured Operations Certificates	4,386	0.5	5,236	0.6	3,945	0.4
Total	943,667	100.0	910,300	100.0	880,057	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2017, 2016 and 2015:

p.24

				In millions of R$
	As of December 31,			2017 Average
	2017	2016	2015	Balance (1)
Cash and Deposits on Demand	18,749	18,542	18,544	19,861
Funded Positions of Securities Purchased under Agreements to Resell (2)	38,833	77,452	72,091	53,700
Unencumbered Government Securities	106,738	78,633	65,965	96,439
Operational Reserve	164,320	174,627	156,600	170,069

(1) Average calculated based on interim financial statements.

(2) Net of R$ 3,664 (R$ 4,329 at 12/31/2016 and R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

In compliance with BACEN Circular Letter 3,775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to monthly report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel. LCR is a ratio that refers to free and highly liquid assets and net cash outflows over a 30-day period. The summarized calculation of the ratio is presented in the table below. In 2017, the index minimum requirement is 80%.

Information on the Liquidity Coverage Ratio (LCR)	4rd quarter 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,090
Total potential cash outflows (3)	98,356
Liquidity Coverage Ratio (%)	190,2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

p.25

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from Wholesale. Total client funds reached R$622.1 billion (R$612.7 billion on 12/31/2016 and R$586.2 billion on 12/31/15), especially time deposits. A significant portion of these funds - 36.6% of total, or R$227.5 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of the major items - demand deposits and savings deposits - is relatively consistent: the aggregate of their balances grows over time and there is a surplus of cash inflows over cash outflows when comparing the monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds.

R$ million

	12/31/2017			12/31/2016			12/31/2015
Funding from clients	0-30 dias	Total	%	0-30 dias	Total	%	0-30 dias	Total	%
Deposits	216,842	402,938		201,113	329,414		190,352	292,610
Demand deposits	68,973	68,973	11.1	61,133	61,133	10.0	61,092	61,092	10.4
Saving deposits	119,980	119,980	19.3	108,250	108,250	17.7	111,319	111,319	19.0
Time deposits	27,798	211,800	34.0	30,554	156,274	25.5	13,465	105,250	18.0
Other	91	2,185	0.4	1,176	3,757	0.6	4,476	14,949	2.6
Fund from acceptances and issurance of securities (1)	6,820	107,581	17.3	3,091	93,711	15.3	4,128	75,590	12.9
Funds from own issue (2)	2,570	58,837	9.5	2,561	132,149	21.6	2,863	152,215	25.9
Subordinated Debt	1,315	52,696	8.5	628	57,420	9.4	4,722	65,785	11.2
Total	227,547	622,052	100.0	207,393	612,694	100.0	202,065	586,200	100.0

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under repurchase agreements with securities from own issue.

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

p.26

Description					In millions of R$
	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated Financial Bills - BRL
	42	2011	2018	IGPM + 7%	64
	30			IPCA + 7,53% to 7,7%	51
	6,373	2012	2018	108% to 113% of CDI	7,347
	461			IPCA + 4,4% to 6,58%	805
	3,782			100% of CDI + 1,01% to 1,32%	3,888
	112			9,95% to 11,95%	193
	2	2011	2019	109% to 109,7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.960%	23
	100			IPCA + 4,7% to 6,3%	173
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6,17%	40
	6	2011	2021	109,25% to 110,5% of CDI	12
	2,307	2012	2022	IPCA + 5,15% to 5,83%	4,199
	20			IGPM + 4,63%	26
	13,269			Total	16,829
Subordinated euronotes - USD
	990	2010	2020	6.200%	3,310
	1,000	2010	2021	5.750%	3,395
	730	2011	2021	5,75% a 6,20%	2,430
	550	2012	2021	6.200%	1,819
	2,600	2012	2022	5,50% a 5,65%	8,752
	1,851	2012	2023	5.130%	6,152
	7,721			Total	25,858
Total					42,687

On December 12, 2017, ITAÚ UNIBANCO HOLDING issued perpetual subordinated notes/AT1, in the total amount of R$ 4.135. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment will be obeyed: secured debts, unsecured debts, and subordinated debt eligible to make up the Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up the Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the remaining claims. Although there is no subordination among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up the Tier II of the Issuer’s Referential Equity in relation to the creditors with subordinated debt eligible to make up the Tier I of the Issuer's Referential Equity.

Funding through the issuance of subordinated debt securities is shown as follows:

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program”). The Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up the Tier I or Tier II of the Issuer's Referential Equity (“Notes”) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

p.27

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any other material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction, where Itaú Unibanco Holding’s obligations under the scope of the senior Notes are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under the Brazilian law have effects analogous to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, where Itaú Unibanco Holding’s obligations are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under the Brazilian law have effects analogous to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil determines either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil determines the extinction of Subordinated Notes, according to criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity set forth, as follows: (i) payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; (ii) suspension of the payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Default Events applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (Non-payment), even though its occurrence will not lead to the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction, where Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects analogous to those described in item (ii).

On December 31, 2017, none of the previously described financial covenants was breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances“) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

p.28

(ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv) Reopening of Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eight Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Disposal of Assets and Shareholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions below:

p.29

(i) the entity receiving these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer

(ii) no event of default occurs by carrying out these transactions; and

(iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (18.8% based on the Prudential Conglomerate, of which 16.2% of Tier I and 2.6% of Tier II) to be appropriate, as it exceeds by 800 basis points the minimum required by the Central Bank of Brazil for 2017, equivalent to 10.75% (10.5% on 12/31/2016).

p.30

h) Significant changes in each item of the financial statements

R$ milhões

Assets	31/12/2017%		31/12/2016%		31/12/2015	2017 X 2016	2016 X 2015
Cash and deposits on demand	18,749	1.3%	18,542	1.4%	18,544	1.1%	(0.0%)
Central Bank compulsory deposits	98,837	6.9%	85,700	6.3%	66,556	15.3%	28.8%
Interbank deposits	29,053	2.0%	22,692	1.7%	30,525	28.0%	(25.7%)
Securities purchased under agreements to resell	244,707	17.1%	265,051	19.6%	254,404	(7.7%)	4.2%
Financial assets held for trading	270,121	18.8%	204,648	15.1%	164,311	32.0%	24.5%
Pledged as collateral	30,585	2.1%	12,950	1.0%	11,008	136.2%	17.6%
Other	239,536	16.7%	191,698	14.2%	153,303	25.0%	25.0%
Financial assets designated at fair value through profit or loss	1,746	0.1%	1,191	0.1%	642	46.6%	85.5%
Derivatives	22,843	1.6%	24,231	1.8%	26,755	(5.7%)	(9.4%)
Available-for-sale financial assets	102,284	7.1%	88,277	6.5%	86,045	15.9%	2.6%
Pledged as collateral	33,671	2.3%	17,435	1.3%	16,706	93.1%	4.4%
Other	68,613	4.8%	70,842	5.2%	69,339	(3.1%)	2.2%
Held-to-maturity financial assets	36,560	2.5%	40,495	3.0%	42,185	(9.7%)	(4.0%)
Pledged as collateral	974	0.1%	11,778	0.9%	9,460	(91.7%)	24.5%
Other	35,586	2.5%	28,717	2.1%	32,725	23.9%	(12.2%)
Loan operations and lease operations portfolio, net	465,472	32.4%	463,394	34.2%	447,404	0.4%	3.6%
Loan operations and lease operations portfolio	493,367	34.4%	490,366	36.2%	474,248	0.6%	3.4%
(-) Allowance for loan and lease losses	(27,895)	-1.9%	(26,972)	-2.0%	(26,844)	3.4%	0.5%
Other financial assets	59,568	4.2%	53,917	4.0%	53,506	10.5%	0.8%
Investments in associates and joint ventures	5,171	0.4%	5,073	0.4%	4,399	1.9%	15.3%
Goodwill	10,716	0.7%	9,675	0.7%	2,057	10.8%	370.3%
Fixed assets, net	7,359	0.5%	8,042	0.6%	8,541	(8.5%)	(5.8%)
Intangible assets, net	8,667	0.6%	7,381	0.5%	6,295	17.4%	17.3%
Tax assets	41,927	2.9%	44,274	3.3%	52,149	(5.3%)	(15.1%)
Income tax and social contribution - current	2,336	0.2%	2,703	0.2%	2,088	(13.6%)	29.5%
Income tax and social contribution - deferred	33,547	2.3%	37,395	2.8%	47,453	(10.3%)	(21.2%)
Other	6,044	0.4%	4,176	0.3%	2,608	44.7%	60.1%
Assets held for sale	736	0.1%	631	0.0%	486	16.6%	29.8%
Other asstes	10,453	0.7%	10,027	0.7%	11,611	4.2%	(13.6%)
Total assets	1,434,969	100.0%	1,353,241	100.0%	1,276,415	6.0%	6.0%

Liabilities and stockholder’s equity	31/12/2017%		31/12/2016%		31/12/2015	2017 X 2016	2016 X 2015
Deposits	402,938	28.1%	329,414	24.3%	292,610	22.3%	12.6%
Securities sold under repurchase agreements	312,634	21.8%	349,164	25.8%	336,643	(10.5%)	3.7%
Financial liabilities held for trading	465	0.0%	519	0.0%	412	(10.4%)	26.0%
Derivatives	26,746	1.9%	24,698	1.8%	31,071	8.3%	(20.5%)
Interbank market debt	129,616	9.0%	135,483	10.0%	156,886	(4.3%)	(13.6%)
Institutional market debt	98,482	6.9%	96,239	7.1%	93,918	2.3%	2.5%
Other financial liabilities	77,613	5.4%	71,832	5.3%	68,715	8.0%	4.5%
Reserves for insurance and private pensions	181,232	12.6%	154,076	11.4%	129,305	17.6%	19.2%
Liabilities for capitalization plans	3,301	0.2%	3,147	0.2%	3,044	4.9%	3.4%
Provisions	19,736	1.4%	20,909	1.5%	18,994	(5.6%)	10.1%
Tax liabilities	7,839	0.5%	5,836	0.4%	4,971	34.3%	17.4%
Income tax and social contribuition - current	3,175	0.2%	1,741	0.1%	2,364	82.4%	(26.4%)
Income tax and social contribuition - deferred	441	0.0%	643	0.0%	370	(31.4%)	73.8%
Other	4,223	0.3%	3,452	0.3%	2,237	22.3%	54.3%
Other liabilities	26,361	1.8%	27,110	2.0%	25,787	(2.8%)	5.1%
Total liabilities	1,286,963	89.7%	1,218,427	90.0%	1,162,356	5.6%	4.8%
Capital	97,148	6.8%	97,148	7.2%	85,148	0.0%	14.1%
Treasury Shares	(2,743)	-0.2%	(1,882)	-0.1%	(4,353)	45.7%	(56.8%)
Additional pain -in capital	1,930	0.1%	1,785	0.1%	1,733	8.1%	3.0%
Appropriated reserves	12,499	0.9%	3,443	0.3%	10,067	263.0%	(65.8%)
Unnaproprated reserves	28,365	2.0%	25,362	1.9%	20,947	11.8%	21.1%
Cumulative other comprehensive income	(2,359)	-0.2%	(3,274)	-0.2%	(1,290)	(27.9%)	153.8%
Total stockholders’ equity attributed to the owners of the parent company	134,840	9.4%	122,582	9.1%	112,252	10.0%	9.2%
Non-controlling interests	13,166	0.9%	12,232	0.9%	1,807	7.6%	576.9%
Total stockholders’	148,006	10.3%	134,814	10.0%	114,059	9.8%	18.2%
Total liabilities and stockholders’ equity	1,434,969	100.0%	1,353,241	100.0%	1,276,415	6.0%	6.0%

p.31

We present below the main changes in the balance sheet accounts on December 31, 2017, 2016 and 2015.

Total assets amounted to R$1,434,969 million at the end of 2017, a 6.0% increase from 2016, since in 2016 total assets of Itaú Unibanco amounted to R$1,353,241 million. From 2015 to 2016, there was a 6.0% increase since the balance in 2015 was R$1,276,415 million.

Since 2011, we prioritize the mitigation of the credit risk of our loan portfolio. Consequently, our real estate loan portfolio grew quicker, while the large companies and vehicles portfolios decreased. Our real estate loan portfolio followed the market trend and we kept a conservative approach regarding collaterals. The portfolio’s loan-to-value ratio - lent amount to underlying collateral - was 54.7% in the fourth quarter of 2017.

On December 31, 2017, our loan portfolio totaled R$493,367 million, a 0.6% increase from the same period of the previous year.

Our loan portfolio for individuals totaled R$ 190,153 million on December 31, 2017. Compared to December 31, 2016, the 3.8% increase in the volume of loan operations to individuals is mainly due to the increase in the credit card and real estate loan portfolios, which were partially offset by the decrease in personal loans, vehicle financing, and payroll loans. The vehicles portfolio dropped 8.8% on December 31, 2017 compared to December 31, 2016 as a result of the lower demand and our increased lending requirements for this segment during the period, with higher down payments and shorter repayment periods.

Our loans to companies portfolio dropped 7.5%, totaling R$167,070 million on December 31, 2017. This decrease is mainly due to the deleveraging of companies in Brazil and a moderate credit demand, especially from large companies, which are seeking alternatives in the capital market, resulting in a contraction of this portfolio. On December 31, 2017, the large companies portfolio totaled R$107,617 million and the very small, small and middle market portfolio totaled R$59,453 million.

In Latin America, our loan portfolio on December 31, 2017 increased 7.6% from the same period of the previous year due to the impact of changes in foreign exchange rates and the organic growth of our operations in the countries where we operate. Total loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) were R$136,144 million.

The funds from repayments from clients were invested in financial assets for trading totaling R$ 270,121 million, and available-for-sale financial assets totaling R$102,284 million, increases of 32.0% and 15.9%, from the same period of the previous year. As a result of the low growth of the loan portfolio and the lower funding needs, our lending rates were not competitive, which encouraged our clients to invest in other products, for example, investment funds and assets managed by our broker.

On December 31, 2016, our loan portfolio totaled R$490,366 million, a 3.4% increase compared to the same period of the previous year.

On December 31, 2016, the loans to individuals operations totaled R$183,147 million, a decrease of 2.2% compared to December 31, 2015. This decrease is mainly due to the 23.1% decrease in vehicle financing as a result of the continual enforcement of stricter lending requirements, which led to an increase of the down payments required and the shorter lending periods, partially offset by the increases of (i) 9.9% in real estate loans, which reached R$38,242 million, mainly due to our focus on portfolios with lower default ratios; and (ii) 0.8% in credit card loans since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market.

On December 31, 2016, the loans to companies operations, which include transactions with small and middle market and large companies, totaled R$180,689 million, a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans to small and middle market companies totaled R$58,935 million on December 31, 2016, a 10.8% decrease compared to December 31, 2015. Loans to large companies totaled R$121,754 million on December 31, 2016, a 20.2% decrease compared to December 31, 2015.

The balance of loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) was R$126,530 million on December 31, 2016, an 84.8% increase compared to December 31, 2015, including R$68,463 million mainly resulting from the merger of our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, which was a major step in our internationalization process.

p.32

In 2017, our main sources of funding are deposits in the amount of R$402,938 million, which include demand, savings, time and interbank deposits, and deposits received under repurchase agreements amounting to R$312,634 million. In 2017, total deposits reached R$402,938 million, a 22.3% increase compared to total deposits of R$329,414 million in 2016. In 2015, total deposits amounted to R$292,610 million. On December 31, 2017, 2016 and 2015, our time deposits accounted for 52.6%, 47.4% and 36.0%, respectively, of total deposits.

The growth of the balance of deposits on December 31, 2017 compared to the same period of the previous year was driven by time, savings, and demand deposits. The balance of deposits at the end of 2016 increased 12.6% compared to December 31, 2015, driven by the increase in time deposits, partially offset by the decreases in interbank and savings deposits.

Stockholders’ equity totaled R$148,006 million in 2017, compared to R$134,814 at the end of 2016 and R$114,059 million in 2015, increasing 9.8% in 2017 compared to 2016 and 18.2% in 2016 compared to 2015. These variations for 2017, 2016 and 2015 are basically due to the results for the periods.

10.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Highlights

In the year ended December 31, 2017, consolidated net income was R$24,268 million, with annualized return on average equity of 20.1%. On December 31, 2017, consolidated assets totaled R$1,434,969 million and consolidated stockholders' equity was R$148,006 million, compared to R$1,353,241 million and R$134,814 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%.

In the year ended December 31, 2016, consolidated net income was R$23,582 million, with annualized return on average equity of 20.3%. On December 31, 2016, consolidated assets totaled R$1,353,241 million and consolidated stockholders' equity was R$134,814 million, compared to R$1,276,415 million and R$114,059 million, respectively, on December 31, 2015. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%.

In the year ended December 31, 2015, consolidated net income amounted to R$26,156 million with annualized return on average equity of 24.8%. On December 31, 2015, consolidated assets totaled R$1,276,415 million and consolidated stockholders' equity was R$114,059 million, compared to R$1,127,203 million and R$100,617 million, respectively, on December 31, 2014. On December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

Net income

The table below shows the main components of net income for the years ended December 31, 2017, 2016 and 2015.

p.33

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Banking Product	111,050	118,661	92,011	(6.4%)	29.0%
Interest and similar income	144,690	161,495	147,789	(10.4%)	9.3%
Interest and similar expense	(78,325)	(95,126)	(75,064)	(17.7%)	26.7%
Dividend income	301	288	98	4.5%	193.9%
Net gain(loss) on investment securities and derivatives	3,175	7,311	(11,862)	(56.6%)	(161.6%)
Foreign exchange results and exchange variations on transactions	(250)	5,513	(6,353)	(104.5%)	(186.8%)
Banking service fees	34,448	31,918	29,452	7.9%	8.4%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,252	5,880	6,672	(10.7%)	(11.9%)
Other income	1,759	1,382	1,279	27.3%	8.1%
Losses on loans and claims	(18,240)	(22,122)	(21,335)	(17.5%)	3.7%
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	(14.9%)	(0.6%)
Recovery of loans written-off as a loss	3,698	3,742	4,779	(1.2%)	(21.7%)
Expenses for claims	(1,224)	(1,555)	(1,611)	(21.3%)	(3.5%)
Recovery of claims under reinsurance	32	70	14	(54.3%)	400.0%
Banking product net of losses on loan and claims	92,810	96,539	70,676	(3.9%)	36.6%
Other operating income (expenses)	(60,599)	(58,347)	(52,411)	3.9%	11.3%
General and administrative expenses	(54,118)	(50,904)	(47,626)	6.3%	6.9%
Tax expenses	(7,029)	(7,971)	(5,405)	(11.8%)	47.5%
Share of profit or (loss) in associates and joint venture	548	528	620	3.8%	(14.8%)
Income before income tax and social contribution	32,211	38,192	18,265	(15.7%)	109.1%
Current income tax and social contribution	(4,539)	(3,898)	(8,965)	16.4%	(56.5%)
Deferred income tax and social contribution	(3,404)	(10,712)	16,856	(68.2%)	(163.6%)
Net income	24,268	23,582	26,156	2.9%	(9.8%)
Net income attributable to owners of the parent company	23,903	23,263	25,740	2.8%	(9.6%)
Net income (loss) attributable to non-controlling interests	365	319	416	14.4%	-23.3%

In the years ended December 31, 2017, 2016 and 2015, net income was impacted by non-recurring revenue. Further details in item 10.3.

Income from financial operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2017, 2016 and 2015.

		Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Central Bank compulsory deposits	7,201	6,920	5,748	4.1%	20.4%
Interbank deposits	744	677	1,628	9.9%	-58.4%
Securities purchased under agreement to resell	25,712	34,162	27,572	-24.7%	23.9%
Financial assets held for trading	22,944	23,669	19,826	-3.1%	19.4%
Available-for-sale financial assets	8,886	11,160	8,979	-20.4%	24.3%
Held-to-maturity financial assets	2,896	3,788	3,758	-23.5%	0.8%
Loan and lease operations	75,584	80,118	79,392	-5.7%	0.9%
Other financial assets	723	1,001	886	-27.8%	13.0%
Total	144,690	161,495	147,789	-10.4%	9.3%

Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2017, there was a drop of average CDI to 9.9% in 2017 from 14.0% in 2016. The Brazilian real depreciated by 1.5% against the U.S. dollar in 2017, compared to a 16.5% appreciation in 2016.

In the year ended December 31, 2017, income from financial operations decreased 10.4% to R$144,690 million from R$161,495 million for the year ended December 31, 2016. This decrease in income from financial operations is mainly due to the decrease in interest on money market transactions, interest on available-for-sale financial assets, and interest on loan operations.

In the year ended December 31, 2017, income from money market transactions decreased 24.7% to R$25,712 million from R$34,162 million for the year ended December 31, 2016. This decrease in income from money market transactions is mainly due to the drop in average interest rates.

In the year ended December 31, 2017, income from available- for-sale financial assets decreased 20.4% to R$ 8,886 million from R$11,160 million for the year ended December 31, 2016. This decrease is mainly explained by the decrease in average rates, which more than offset the increase in average volume.

In the year ended December 31, 2017, income from loan operations decreased 5.7% to R$75,584 million from R$80,118 million for the year ended December 31, 2016. The decrease in interest on loan operations was driven mainly by the drop in average interest rates, the decrease in the average volume, and the new credit card regulation described below.

p.34

In January 2017, the CMN issued a new rule on the revolving credit to finance credit card bills that introduces certain terms and conditions, and limitations applicable to the extension of this type of financing. The regulation prescribes that the revolving credit to finance credit card bills can only be extended to clients by the due date of the next credit card bill. After this date, the lender must offer the client another type of financing, under terms and conditions more favorable than those currently offered in the credit card market. Additionally, credit card companies cannot offer this type of credit to clients who already contracted revolving credit to finance credit card bills and missed the payments on due date. The new regulation became effective in April 2017.

In the year ended December 31, 2017, income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million from R$6,920 million for the year ended December 31, 2016. On December 31, 2017, we recorded compulsory deposits of R$98,837 million compared to R$85,700 million on December 31, 2016. Of the total on December 31, 2017, R$94,047 million in 2017 and R$82,698 million in 2016 refers to interest bearing deposits. Thus, the increase in income was mainly due to the growth of the interest-earning balance.

Income from financial operations increased 9.3%, to R$161,495 million for the year ended December 31, 2016 from R$147,789 million for the year ended December 31, 2015, an increase of R$13,706 million. This increase was mainly due to a surge of interest on from money market investments, financial assets for trading, and available-for-sale securities. This increase is related to the growth of the average asset volume and the increase of the accumulated CDI rate, which increased from 13.3% in 2015 to 14% in 2016.

Income from compulsory deposits increased 20.4%, or R$ 1,172 million, to R$6,920 million for the year ended December 31, 2016 from R$5,748 million for the year ended December 31, 2015. On December 31, 2016, we recorded compulsory deposits of R$85,700 million compared to R$66,556 million on December 31, 2015. Of the total on December 31, 2016, R$82,698 million refers to interest- bearing deposits. This increase is due both to the growth of the interest-bearing balance and the higher Selic rate accumulated in the periods, which increased from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Expenses on financial operations

The table below describes the main components of our expenses on financial operations in 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Deposits	(13,340)	(14,701)	(13,587)	(9.3%)	8.2%
Securities sold under repurchase agreements	(33,082)	(45,932)	(32,879)	(28.0%)	39.7%
Interbank market debt	(10,059)	(8,348)	(7,970)	20.5%	4.7%
Institutional market debt	(6,852)	(8,248)	(8,030)	(16.9%)	2.7%
Financial expense from technical services for insurance and private pension	(14,918)	(17,790)	(12,556)	(16.1%)	41.7%
Other	(74)	(107)	(42)	(30.8%)	154.8%
Total	(78,325)	(95,126)	(75,064)	(17.7%)	26.7%

Expenses on financial operations decreased 17.7% to R$78,352 million in 2017 from R$95,126 million for the year ended December 31, 2016, mainly due to the lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both related mainly to the CDI rate drop in 2017. In the year ended December 31, 2017 the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,082 million from R$45,932 million for the year ended December 31, 2016.

We also recorded a decrease in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates was more significant than the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million for the year ended December 31, 2016.

In the year ended December 31, 2016, expenses on financial operations increased 26.7% to R$ 95,126 million from R$75,064 million for the year ended December 31, 2015, mainly due to the average volume growth and the CDI rate increase, which increased our interest expenses on deposits received under repurchase agreements and the insurance and pension plan technical provisions.

In the year ended December 31, 2016 the costs of deposits received under repurchase agreements recorded a 39.7% increase to R$45,932 million from R$32,879 million for the year ended December 31, 2015, mainly due to the increase in average interest rates and also the increase in average volume. In the year ended December 31, 2016, financial expenses on the insurance and pension plan technical provisions increased 41.7% to R$17,790 million from R$12,556 million for the year ended December 31, 2015 due to the higher average interest rates and the higher provisioned average volume.

p.35

Income from dividends

In the year ended December 31, 2017, income from dividends totaled R$301 million and R$288 million in the year ended December 31, 2016. This 4.5% increase was due to the higher dividend income paid by investments in unconsolidated companies such as BSF Holding S.A. and Porto Seguro Itaú Unibanco Participações S.A. In for the year ended December 31, 2015, dividends received totaled R$98 million.

Net gain (loss) on investments in securities and derivatives

In the year ended December 31, 2017, the net gain on investments in securities and derivatives totaled R$3,175 million, a decrease of 56.6% from the year ended December 31, 2016. This decrease was mainly due to the lower gain on available-for-sale financial assets and derivatives, mainly due to the drop in market rates and indices compared to December 31, 2016.

The net gain on investments in securities and derivatives in the year ended December 31, 2016 totaled R$7,311 million, a 161.6% increase from December 31, 2015. This growth was mainly due to our risk management strategy, particularly the strategy related to derivative instruments used to hedge our foreign investments.

Foreign exchange results and exchange variations on transactions

The total loss on foreign exchange results and exchange variations on transactions was R$250 million in 2017 versus a gain of R$5,513 million in 2016 and a loss of R$6,353 million in 2015. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 1.5% depreciation of the Brazilian real against the U.S. dollar in 2017, compared to a 16.5% appreciation in 2016. In 2015, the Brazilian real depreciated 47%.

Banking service fees

Banking service fees refers to the aggregate revenue earned on the provision of current account, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue earned on current account services, mainly due to the increase in the number of accountholders and the offer of unique products and services; (ii) revenue from credit card services due to the increase in the transacted amount, which in turn increased the interchange income and income from annual credit card fees; and (iii) fund management services due to the higher volume of managed funds and portfolios.

In 2016 the R$2,466 million increase in banking service fees was mainly driven by: (i) revenue earned on current account services, mainly due to the offer of unique products and services; (ii) revenue from credit card services due to the increase in revenue from equipment rentals and the higher revenues in 2016; and (iii) fund management services due to the higher volume of managed funds and portfolios. The growth of banking service fees is in line with our strategy to diversify our revenue sources and at the same time become less dependent on changes in lending income.

Result from insurance, pension plan and capitalization operations

Results from insurance, pension plans and capitalization operations before claims and selling expenses decreased R$628 million to R$5,252 million for the year ended December 31, 2017 from R$5,880 million for the year ended December 31, 2016. This decrease is mainly related to: (i) the early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused the changes in the insurance provisions to be higher than the increases in revenue from insurance premiums.

Results from insurance, pension plans and capitalization operations decreased R$792 million, to R$5,880 million for the year ended December 31, 2016 from R$6,672 million for the year ended December 31, 2015. This decrease was driven mainly by the early termination of the extended warranty agreement in the third quarter of 2014, as referred to in the previous paragraph.

Other income

In 2017, other income increased R$377 million from 2016 mainly as a result of the sale of IRB shares related to the book building procedure for the IRB’s secondary public offering announced to the market on July 28, 2017. In 2016, other income increased R$103 million from 2015 mainly due to the increase in gains on the sale of available-for-sale assets, fixed assets, and investments in associates and joint ventures.

p.36

Result of allowance for loan losses

The table below describes the main components of the result of allowance for loan losses in 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	(14.9%)	(0.6%)
Recovery of loans written-off as a loss	3,698	3,742	4,779	(1.2%)	(21.7%)
Result of allowance for loan losses	(17,048)	(20,637)	(19,738)	(17.4%)	4.6%

Expenses on allowance for loan losses

In the year ended December 31, 2017, expenses on allowance for loan losses decreased 14.9%, to R$20,746 million from R$24,379 million for the year ended 2016 mainly due to the decrease in expenses on allowance for loan losses to individuals and companies as a result of the decrease in the default rate. These decreases were partially offset by the increases in expenses on allowance for loan losses in the Latin America segment, mainly in Chile and Colombia, due to the increase in the default rates in these countries.

In the year ended December 31, 2016, expenses on allowance for loan losses remained virtually flat, with a 0.6% decrease to R$24,379 million from R$24,517 million for the year ended 2015. This stability was mainly due to the decrease in our expenses on allowance for loan losses to companies, which was offset by the increases in the allowance for loan losses in the Latin America segment, mainly due to the merger of Banco Itaú Chile with and into CorpBanca.

Recovery of loans written off as losses

Income from the recovery of loans written off as losses totaled R$3,698 for the year ended December 31, 2017, a decrease of 1.2% compared to the same period of the previous year. In for the year ended December 31, 2016, income from the recovery of loans written off as losses totaled R$3,742 million, a 21.7% decrease compared to the same period of the previous year, when this income totaled R$4,779 million. This decrease occurred in both the Retail segment and the Wholesale segment, mainly due to the challenging economic scenario.

Claim expenses

In 2017, claim expenses decreased R$331 million from the same period of the previous year. This decrease in claim expenses is related to: (i) the early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result claim expenses since this portfolio is in run-off; and (ii) the sale of our group life insurance portfolio distributed mainly by brokers beginning April 1, 2017. In 2016, claim expenses decreased R$56 million compared to the same period of the previous year.

Recovery of reinsurance claims

The recovery of reinsurance claims decreased R$38 million in 2017, to R$32 million, from R$70 million in 2016. In 2016, the recovery of reinsurance claims increased R$56 million, to R$70 million, from R$14 million in 2015.

General and administrative expenses

The table below describes the main components of our general and administrative expenses in 2017, 2016 and 2015.

p.37

	Year ended December 31			Variation
General and administrative expenses	2017	2016	2015	2017 – 2016		2016 - 2015
	(In millions of R$, except for percentages)
Personnel expenses	(23,276)	(22,360)	(19,573)	(916)	4.1%	(2,787)	14.2%
Administrative expenses	(16,289)	(15,959)	(15,112)	(330)	2.1%	(847)	5.6%
Depreciation	(1,564)	(1,702)	(1,688)	138	(8.1%)	(14)	0.8%
Amortization	(1,470)	(1,292)	(910)	(178)	13.8%	(382)	42.0%
Insurance and acquisition expenses	(310)	(721)	(1,138)	411	(57.0%)	417	(36.6%)
Other expenses	(11,209)	(8,870)	(9,205)	(2,339)	26.4%	335	(3.6%)
Total	(54,118)	(50,904)	(47,626)	(3,214)	6.3%	(3,278)	6.9%

We kept a strict control on costs, which neutralized the potential increase in costs - arising from the operation growth, the increases in salaries and benefits resulting from the collective bargaining agreement, and the impact of inflation on our administrative costs - and generated efficiency gains.

General and administrative expenses increased R$3,214 million in 2017, or 6.3% compared to 2016. From December 31, 2016 to December 31, 2017, the number of employees increased 4.8% to 99,332, mainly due to: (i) the hiring of employees for the Retail Banking, related to our branch chain; and (ii) the acquisition of Citibank’s retail operations in Brazil on October 31, 2017. Additionally, REDE reinforced its sales team to increase the sales force reach and improve the quality of its services. In 2016, general and administrative expenses increased R$3,278 million, or 6.3% compared to 2015.

In 2017, we posted an increase of R$916 million in personnel expenses from 2016, mainly related to the impact of the collective bargaining agreement negotiation and the higher number of employees. In 2016, the R$2,787 million increase in personnel expenses compared to 2015 was mainly driven by the increase in compensation, social benefits, and labor provisions. Additionally, we increased the number of employees in Latin America as a result of the merger of Banco Itaú Chile and CorpBanca, which was also a drive of the increase in 2016 compared to 2015. The collective bargaining agreement reached in the third quarter of 2016 increased compensation by 8.0% beginning September 2016 and provided for the payment of an allowance to employees that affects the 2016-to-2015 comparison.

In 2017, general and administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to the increase in costs relating to data processing, telecommunications, advertising, promotions, and publicity, consisting mainly of media campaigns. The increase in these expenses was due to the organic growth of our operations and the impact of inflation on most of our contracts and costs in 2017. In 2016, administrative expenses increased R$847 million, or 5.6% compared to 2015, mainly due to increases in costs relating to outsourced services, financial services, facilities, and rentals.

In 2017, other expenses increased R$2,339 million, or 26.4%, mainly due to the increase in expenses relating to credit cards and expenses relating to Citibank integration. In 2016, other expenses decreased R $335 million, or 3.6% compared to 2015, mainly in civil provisions.

Tax expenses

In the year ended December 31, 2017, our tax expenses (ISS, PIS, COFINS, and other tax expenses) decreased 11.8%, to R$7,029 million from R$7,971 million for the year ended December 31, 2016. This decrease was due to the decrease in taxable revenue.

Our tax expenses increased 47.5%, to R$7,971 million in 2016 from R$5,405 million for the year ended December 31, 2015. This increase was mainly due to the growth of our revenue subject to PIS and COFINS (taxes on revenue) in the period.

Equity in the earnings of associates and jointly controlled entities

In the year ended December 31, 2017, our equity in the earnings of associates and jointly controlled entities increased 3.8%, to R$548 million from R$528 million in 2016. The R$20 million increase was mainly due to the higher equity in the earnings of Porto Seguro Itaú Unibanco Participações S.A. and IRB-Brasil Resseguros S.A., offset by the decrease in equity in the earnings of BSF Holding S.A.

Our equity in the earnings of associates and jointly controlled entities decreased 14.8%, to R$528 million in 2016 from R$620 million for the year ended December 31, 2015. The R$92 million decrease was mainly due to the lower equity in the earnings of Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

p.38

Income before income tax and social contribution

In the year ended December 31, 2017, our income before income tax and social contribution decreased 15.7%, to R$32,211 million from R$38,192 million in 2016.

Our income before income tax and social contribution increased 109.1% in the year ended December 31, 2017, to R$38,192 million from R$18,265 million in 2015.

Income tax and social Contribution

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Income before income tax and social contribution	32,211	38,192	18,265	-15.7%	109.1%
Charges (income tax and social contribution) at the rates in effect ( Note 2.4 k)	(14,495)	(17,187)	(7,611)	-15.7%	125.8%
Increase/ decrease in income tax and social contribution charges arising from:
Share of profit or(loss) of associates and joint ventures net	169	165	176	2.4%	-6.3%
Foreign exchange variation on investments abroad	397	(4,313)	8,329	-109.2%	-151.8%
Interest on capital	3,873	3,617	2,585	7.1%	39.9%
Corporate reorganizations (Note 2.4 a III)	628	628	631	0.0%	-0.5%
Dividends and interest on external debt bonds	420	365	271	15.1%	34.7%
Other nondeductible expenses net of non taxable income (*)	4,469	12,827	(13,346)	-65.2%	-196.1%
Income tax and social contribution expenses	(4,539)	(3,898)	(8,965)	16.4%	-56.5%
Related to temporary differences
Increase (reversal) for the period	(3,474)	(10,774)	13,006	-67.8%	-182.8%
Increase (reversal) of prior periods	70	62	(71)	12.9%	-187.3%
Increase in the social contribution tax rate (Note 27b III)	-	-	3,921	-	-100.0%
(Expenses)/Income related to deferred taxes	(3,404)	(10,712)	16,856	-68.2%	-163.6%
Total income tax and social contribution expenses	(7,943)	(14,610)	7,891	-45.6%	-285.1%

(*) Includes temporary (additions) and exclusion

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the statement of income but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our statement of income. These items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2017, income tax and social contribution totaled an expense of R$7,943 million compared to an expense of R$14,610 million in 2016. The decrease in the income tax and social contribution expense is mainly due to the impact of foreign exchange variations on the hedge of our foreign investments (since foreign exchange differences on translating these investments are not taxable but hedge gains are).

In the year ended December 31, 2016, income tax and social contribution totaled an expense of R$14,610 million compared to a positive amount of R$7,891 million in 2015.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor in each of the scenarios, are presented together with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

p.39

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ thousand
Banking portfolio	Exposure	12/31/2017 (*)			12/31/2016 (*)			12/31/2015 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(677)	(181,412)	(293,515)	(955)	(228,625)	(435,116)	(285)	(114,002)	(228,507)
Foreign exchange coupons	Rates of currency coupons	(464)	(38,269)	(79,140)	46	(1,951)	(4,175)	(162)	(5,312)	(11,459)
Foreign currencies	Exchange variation rates	1,720	126,269	392,106	2,914	(17,787)	(5,666)	657	57,436	242,760
Price indices	Rates of price index coupons	(586)	(44,720)	(82,604)	(169)	(22,931)	(48,586)	(32)	(4,063)	(649)
Reference rate	Rates of TR coupons	-	(1)	(1)	-	(6)	(11)	-	(7)	(14)
Shares	Share price	168	(1,885)	(30,632)	(377)	(30,311)	(120,993)	(148)	27,369	50,887
Others	Exposures that do not fall under the definitions above	8	1,238	2,671	(13)	(314)	549
TOTAL		169	(138,780)	(91,115)	1,446	(301,925)	(613,998)	30	(38,579)	53,018

(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to long-term time horizons as general guidelines.

		R$ thousand
Trading and banking portfolios	Exposure	12/31/2017 (*)			12/31/2016 (*)			12/31/2015 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(8,313)	(1,653,629)	(3,179,360)	(7,345)	(2,057,375)	(3,995,498)	(4,376)	(1,572,640)	(3,021,487)
Foreign exchange coupons	Rates of currency coupons	(1,759)	(264,749)	(505,366)	(2,464)	(337,588)	(634,962)	873	(22,408)	(25,705)
Foreign currencies	Exchange variation rates	1,832	123,518	387,645	3,013	(45,554)	(67,157)	533	33,770	200,816
Price indices	Rates of price index coupons	(3,198)	(251,703)	(474,026)	(1,450)	(84,699)	(341,304)	(1,334)	(229,441)	(444,651)
Reference rate	Rates of TR coupons	479	(121,136)	(307,836)	615	(160,773)	(375,571)	783	(276,817)	(635,021)
Shares	Share price	4,569	(110,354)	(244,940)	4,056	(139,583)	(339,535)	4,591	(86,428)	(176,770)
Others	Exposures that do not fall under the definitions above	(4)	7,521	16,726	(27)	(523)	625
TOTAL		(6,394)	(2,270,532)	(4,307,157)	(3,602)	(2,826,095)	(5,753,402)	1,070	(2,153,964)	(4,102,818)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone without considering possible effects that offset or accentuate the effects, among these many factors.

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2017, total average Value at Risk (VaR) amounted to R$409.9 million, or 0.28% of total stockholders’ equity (for the whole 2016 it was R$236.6 million, or 0.18%, of total stockholders’ equity).

The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of financial risks.

The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign

p.40

currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issue of securities in international capital markets, the credit from foreign banks to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin American countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The following information was prepared on a consolidated basis, eliminating related-party transactions. Our investments abroad, eliminated in the consolidation process, totaled R$79.8 billion at December 31, 2017, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedges or hedge accounting to net investments abroad.

p.41

R$ million

	In December 31, 2017
Interest rate sensitivity	Brazilian currency	Denominated in foreign currency(1)	Indexed in foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except for percentages)
Assets	1,125,432	286,473	23,064	1,434,969	21.6
Cash and deposits on demand	6,869	10,475	1,405	18,749	63.4
Central Bank compulsory deposits	98,837	-	-	98,837	-
Interbank deposits	6,369	22,684	-	29,053	78.1
Securities purchased under agreements to resell	243,917	790	-	244,707	0.3
Financial assets held for trading	256,557	10,747	2,817	270,121	5.0
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746	-
Derivatives	12,024	9,303	1,516	22,843	47.4
Available-for-sale financial assets	64,753	36,824	707	102,284	36.7
Held-to-maturity financial assets	26,501	10,059	-	36,560	27.5
Loan operations and lease operations portfolio	312,989	170,192	10,186	493,367	36.6
Allowance for loan and lease losses	(21,587)	(6,069)	(239)	(27,895)	22.6
Other financial assets	47,304	5,779	6,485	59,568	20.6
Investments in associates and joint ventures	5,169	2	-	5,171	-
Goodwill	3,461	7,255	-	10,716	67.7
Fixed assets, net	6,530	829	-	7,359	11.3
Intangible assets, net	6,165	2,502	-	8,667	28.9
Tax assets	39,221	2,706	-	41,927	6.5
Assets held for sale	524	212	-	736	28.8
Other assets	8,083	2,183	187	10,453	22.7
Percentage of total assets	78.4%	20.0%	1.6%	100.0%
Liabilities and stockholders’ equity	1,130,480	289,713	14,776	1,434,969	21.2
Deposits	259,933	142,641	364	402,938	35.5
Securities sold under repurchase agreements	295,612	17,022	-	312,634	5.4
Financial liabilities held for trading	-	465	-	465	100.0
Derivatives	16,953	8,538	1,255	26,746	36.6
Interbank market debt	92,400	36,595	621	129,616	28.7
Institutional market debt	21,216	74,127	3,139	98,482	78.5
Other financial liabilities	68,517	3,737	5,359	77,613	11.7
Reserves for insurance and private pension	181,035	197	-	181,232	0.1
Liabilities for capitalization plans	3,301	-	-	3,301	-
Provisions	19,627	109	-	19,736	0.6
Tax liabilities	6,968	871	-	7,839	11.1
Other liabilities	16,912	5,411	4,038	26,361	35.8
Non-controlling interests	13,166	-	-	13,166	-
Total stockholders’ equity attributed to the owners of the parent company	134,840	-	-	134,840	-
Percentage of total liabilities and stockholders’ equity	78.8%	20.2%	1.0%	100.0%

(1) Predominantly U.S. dollar.

Note that the information presented in the table above is not prepared on the same basis as presented in the Consolidated Financial Statements.

p.42

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering of credit card services outside the branch network, and Itaú Consignado operations.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

b) incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or Gestora de Inteligência de Crédito S.A. (“GIC”).

In November 2016, CADE (the Brazilian antitrust agency) approved the transaction with certain restrictions and, on June 14, 2017, GIC was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.).

GIC is structured as a Brazilian corporation (sociedade por ações) and the shareholders share its control, with each of them holding a 20% equity ownership. Its board of directors is comprised of members appointed by the shareholders and its executives will be exclusively dedicated to GIC’s businesses, preserving the independent nature of GIC’s management. GIC’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet.

Pursuant to the put option set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%, and (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$55.6 million increasing our equity stake from 35.71% to 36.06%, in both cases without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A.

p.43

(“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia to a sale and purchase of assets and liabilities, which was concluded in April, 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Sale of Group Life Insurance Business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$ 35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In August, 2017, CADE approved the transaction and, in October 2017, all approvals from the Central Bank of Brazil were obtained. As a result, financial settlement of the acquisition and the transfer of operational control of the retail operations of Citibank took place on October 31, 2017, when Itaú Unibanco became responsible for these operations.

Meanwhile, the financial settlement of the acquisition of the retail operations of Citibank Corretora and the corresponding transfer of these operations took place on December 1, 2017. Finally, the acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements took place on December 26, 2017, in compliance with the provisions of the respective stockholders’ agreements of these companies.

XP Investimentos

On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for the acquisition of 49.9% of the total share capital (representing 30.1% of the voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all of the investments of XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase of R$600 million and the acquisition of XP Holding’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments (“First Acquisition”). XP Holding’s total share capital (before the capital increase) was valued at approximately R$12 billion, which is equal to 20 times the estimated price earnings for 2018.

In addition to the First Acquisition, through which Itaú Unibanco will become a minority shareholder of XP Holding, Itaú Unibanco has committed to acquire (i) in 2020, an additional percentage of 12.5% which shall result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of the voting shares) based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which shall result in a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, provided that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, Itaú Unibanco and certain of the Sellers shall execute a shareholders’ agreement on the date of the closing of the First Acquisition, which shall include, among others, provisions regarding (a) certain rights of Itaú Unibanco as a minority shareholder of XP Holding; (b) Itaú Unibanco’s right to appoint two out of seven members of the Board of Directors of XP Holding, in order to guarantee such rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii)

p.44

Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of either the put option or the call option, Itaú Unibanco shall acquire the control and the total equity interests in XP Holding.

It is important to highlight that the operation and management of the businesses of the XP Group’s companies, including XP Investimentos, shall continue to be independent, segregated and autonomous, preserving its current principles and values. XP Group’s control shall continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and other subsidiaries shall remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco’s conglomerate, without any restrictions or barriers. Itaú Unibanco shall act as a minority shareholder and shall not have influence over the commercial and operational policies of XP Investimentos or any other company in the XP Group. Moreover, Itaú Unibanco shall not have preference or exclusivity rights regarding the distribution of such products.

The consummation of the transaction is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals. Considering that, on March 14, 2018, CADE approved the transaction, the only regulatory approval still pending is that of the Central Bank of Brazil.

We estimate that the First Acquisition shall impact Itaú Unibanco’s Basel index by 0.8%.

Initial Public Offering of IRB

In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Normative Rule Nr. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, with the completion of the merger of Banco Itaú Chile with CorpBanca, we acquired control of the resulting entity named Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$115 billion of assets to its balance sheet (under BRGAAP).

As a result of the exercise by Corp Group of put options, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired: (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1

p.45

million, increasing our interest from 33.58% to 35.71% and; (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest from 35.71% to 36.06%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia for a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

The implementation of the operations described above is the result of the commitments assumed in January 2014 through the Transaction Agreement we entered into with CorpBanca and its controlling stockholders. In June 2015, we entered into the first amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidades de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million. Also in the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the first amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$ 35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

p.46

In August 2017, the Administrative Council for Economic Defense (CADE) approved the Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such acquisition.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations; The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements were completed on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were complied with.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica S.A. ("ConectCar") of Odebrecht Transport S.A., for the amount of R$170 million. The remaining 50% of ConectCar's capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations described at 2016.

c) Unusual events or operations

In 2017, 2016, and 2015 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2017	2016	2015
Result - Attributale to Controlling Stockholders	23,903	23,263	25,740
Exclusion of the Non-Recurring Events	496	251	(2,848)
Increase of social contribution rate	-	-	(3,938)
Provision Expenses for Citibank Integration	277	-	-
Goodwill Amortization	-	-	37
Disposal of IRB shares	(155)	-	-
Liability Adequacy Test	(74)	-	-
Civil Lawsuits - Economic Plans	101	224	696
Tax Contingencies and Legal Liabilities	226	6	(37)
Impairment	152	181	50
Program for the Settlement or Installment Payment of Taxes	-	(14)
Pension Fund	-	(130)	130
Other	(31)	(18)	214
Recurring Result - Attributable to Controlling Stockholders	24,399	23,514	22,892

10.4. Executive officers should comment on:

a) Significant changes in accounting policies

In 2017, 2016 and 2015 there were no significant changes in the accounting policies.

p.47

b) Significant effects from changes in accounting policies

In 2017, 2016 and 2015 there were no effects from changes in accounting policies.

c) Qualifications and emphases presented in the auditor's report

There were no qualifications or emphases presented by the auditor for 2015, 2016, and 2017.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below:

Allowance for loan and lease losses

Our loans and receivables portfolio is periodically reviewed to assess whether there is any impairment losses in our operations.

The amount of the allowance for loan and lease losses disclosed in the Consolidated Statement of Income for receivables or a certain class of receivables is based on our judgment by considering if there are objective evidences that a loss event has occurred. These evidences may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Our Management uses estimates based on past experience with transactions with similar features and objective evidence of impairment. The methodology and assumptions used to estimate future cash flows are regularly reviewed by Management taking into consideration the appropriateness of the models and the adequacy of the allowance volumes in light of the experience of incurred loss.

We use statistical models to calculate the allowance for loan and lease losses in the homogenous loan portfolio. Periodically we perform procedures to enhance these estimates by aligning the required provisions to the levels of losses observed by the historical behavior. This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

The methodology and assumptions used by Management are detailed in Note 2.4d X. The breakdown of the allowance for loan and lease losses is disclosed in Note 12b.

p.48

Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit for their utilization. The expected realization of Itaú Unibanco Holding’s deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

Fair value of financial instruments, including derivatives

The fair value measurement of Financial Instruments is recurrently performed as required by IAS 39 Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

We rank fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 31.

The team charged of pricing assets, following the governance defined in a committee and regulatory circulars, conducts critical analyses of market inputs and periodically reviews the longer deadlines of the indices. At the end of the monthly closings, the departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all the methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates.

The methodologies used to measure the fair values of certain financial instruments are described in Note 31.

Defined benefit pension plans

The current amount of pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

We determine the appropriate discount rate at each year end, used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of the Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of the related liabilities.

Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 29.

Provisions, contingencies, and other commitments

We periodically review our contingencies. These contingencies are evaluated based on Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are broken down in Note 32.

Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to countless uncertainties inherent to the coverage of insurance and pension contracts, such as persistence, mortality, disability, life expectancy, morbidity, expenses,

p.49

frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets assumptions.

The estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. Adjustments resulting from these continual improvements, when necessary, are recognized in the statement of income for the corresponding period.

Further information is disclosed in Note 30.

Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semiannually goodwill is tested for impairment and, at December 31, 2017, 2016 and 2015, we did not identify impairment losses on goodwill.

10.6. Executive officers should describe relevant items that are not present in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I- Operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity bears the risks and responsibilities, indicating the related liabilities

Not applicable.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V- Agreements for the future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Off-balance sheet commitments are disclosed in Note 36 (Risk management) to the Financial Statements under IFRS, as follows:

In millions of R$

	12/31/2017					12/31/2016					12/31/2015
	0 - 30	31 - 365	366 - 720	Over		0 - 30	31 - 365	366 - 720	Over		0 - 30	31 - 365	366 - 720	Over
Off balance sheet	days	days	days	720 days	Total	days	days	days	720 days	Total	days	days	days	720 days	Total
Financial Guarantees Provided	1,749	17,563	5,451	45,726	70,489	1,645	16,203	5,603	47,342	70,793	2,018	13,819	5,477	52,930	74,244
Commitments to be released	98,310	27,857	7,307	110,652	244,126	90,279	42,522	11,657	77,916	222,374	84,641	28,808	28,404	79,487	221,340
Letters of credit to be released	9,214	-	-	-	9,214	6,660	-	-	-	6,660	6,936	-	-	-	6,936
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	432	460	273	1,165	-	310	-	-	310	-	340	-	-	340
Total	109,273	45,852	13,218	156,651	324,994	98,584	59,035	17,260	125,258	300,137	93,595	42,967	33,881	132,417	302,860

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

Not applicable.

p.50

b) The nature and purpose of the operation

Not applicable.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

Not applicable.

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2017, we had 4,981 branches and points of service in Brazil and abroad, 122 units less than at the end of 2016, when our service network had 5,103 branches and points of service.

The decrease in the number of brick and mortar branches and the increase in the number of digital branches in 2017 is in line with our clients’ profile, who increasingly demand service via digital channels. We closed 2017 with 160 digital branches. At the end of 2016, we had 135 digital branches.

The source of funding is the Issuer's own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries.

The expected investments and divestments, as well as those for 2017, are described in Item 10.3b.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

Not applicable.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the issuer on research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the issuer in the development of new products and services

Not applicable.

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

The complete IFRS consolidated financial statements for 2017 are available on our website: www.itau.com.br/investor-relations

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing function is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements (Note 26 – General and Administrative Expenses) expenses on Advertising, Promotions and Publications totaled R$1,167 million in 2017, R$1,036 million in 2016 and R$1,095 million in 2015.

p.51

ATTACHMENT III

ITEMS 12.5 TO 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION 480/09

With respect to each member of the Issuer’s Board of Directors, which reelection and election will be proposed by the controlling stockholder, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Date of birth		10.20.1959	10.13.1954	09.01.1958
Profession		Banker	Engineer	Business administrator
Individual Taxpayer’s Registry (CPF) number		551.222.567-72	007.738.228-52	014.414.218-07
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive director)	Co-chairman of the Board of Directors (Non-executive director)	Member of the Board of Directors (Non-executive director)
		Chairman of the Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee	Member of the Disclosure and Trading Committee
		Member of the Strategy Committee	Member of the Strategy Committee	Member of the Nomination and Corporate Governance Committee
		Chairman of the Personnel Committee	Chairman of the Compensation Committee	Member of the Personnel Committee
		Member of the Compensation Committee
Board of Directors (13 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2018	04.25.2018	04.25.2018
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	10	10	10
	Percentage of attendance at meetings held (3)	100	84.62	92.31
Compensation Committee (4 meetings)	Office held	Member	Member
	Date of election	04.26.2018	04.26.2018
	Date of investiture
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	8	1
	Percentage of attendance at meetings held (3)	100	100
Strategy Committee (3 meetings)	Office held	Member	Member
	Date of election	04.26.2018	04.26.2018
	Date of investiture
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	9	9
	Percentage of attendance at meetings held (3)	100	100
Nomination and Corporate Governance Committee (2 meetings)	Office held	Member		Member
	Date of election	04.26.2018		04.26.2018
	Date of investiture
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	9		9
	Percentage of attendance at meetings held (3)	100		100
Personnel Committee (3 meetings)	Office held	Member		Member
	Date of election	04.26.2018		04.26.2018
	Date of investiture
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	9		3
	Percentage of attendance at meetings held (3)	100		100
Capital and Risk Management Committee (8 meetings)	Office held		Member
	Date of election		04.26.2018
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		9
	Percentage of attendance at meetings held (3)		87.50

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 5, 2018 were taken into account to calculate the percentage of attendance at meetings held.

p.52

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		AMOS GENISH	ANA LÚCIA DE MATTOS BARRETTO VILLELA	FÁBIO COLLETTI BARBOSA
Date of birth		10.26.1960	10.25.1973	10.03.1954
Profession		Economist	Pedagogic Professional	Business administrator
Individual Taxpayer’s Registry (CPF) number		009.194.169-50	066.530.828-06	771.733.258-20
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Independent director)		Member of the Board of Directors (Independent director)
		Member of the Personnel Committee		Member of the Strategy Committee
				Member of the Personnel Committee
				Chairman of the Related Parties Committee
				Member of the Nomination and Corporate Governance Committee
Board of Directors (13 meetings)	Office held	Member	Member	Membro
	Date of election	04.25.2018	04.25.2018	04.25.2018
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	0	3
	Percentage of attendance at meetings held (3)	76.92	0	100
Nomination and Corporate Governance Committee (2 meetings)	Office held			Member
	Date of election			04.26.2018
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			3
	Percentage of attendance at meetings held (3)			100
Personnel Committee (3 meetings)	Office held	Member		Member
	Date of election	04.26.2018		04.26.2018
	Date of investiture
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	1		3
	Percentage of attendance at meetings held (3)	0		100
Capital and Risk Management Committee (8 meetings)	Office held
	Date of election
	Date of investiture
	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
Strategy Committee (3 meetings)	Office held			Member
	Date of election			04.26.2018
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			3
	Percentage of attendance at meetings held (3)			100
Related Parties Committee (15 meetings)	Office held			Member
	Date of election			04.26.2018
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 5, 2018 were taken into account to calculate the percentage of attendance at meetings held.

p.53

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		GUSTAVO JORGE LABOISSIÈRE LOYOLA	JOÃO MOREIRA SALLES	JOSÉ GALLÓ
Date of birth		12.19.1952	04.11.1981	09.11.1951
Profession		Economist	Economist	Business administrator
Individual Taxpayer’s Registry (CPF) number		101.942.071-53	295.520.008-58	032.767.670-15
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Independent director)	Member of the Board of Directors (Non-executive director)	Member of the Board of Directors (Independent director)

		Member of the Compensation Committee	Member of the Strategy Committee	Member of the Personnel Committee
		Chairman of the Audit Committee
		Member of the Related Parties Committee
Board of Directors (13 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2018	04.25.2018	04.25.2018
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	10	1	2
	Percentage of attendance at meetings held (3)	100	92.31	84.62
Compensation Committee (4 meetings)	Office held	Member
	Date of election	04.26.2018
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	2
	Percentage of attendance at meetings held (3)	100
Related Parties Committee (15 meetings)	Office held	Member
	Date of election	04.26.2018
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	5
	Percentage of attendance at meetings held (3)	100
Strategy Committee (3 meetings)	Office held		Member
	Date of election		04.26.2018
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		1
	Percentage of attendance at meetings held (3)		100
Personnel Committee (3 meetings)	Office held			Member
	Date of election			04.26.2018
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			2
	Percentage of attendance at meetings held (3)			100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 5, 2018 were taken into account to calculate the percentage of attendance at meetings held.

p.54

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		MARCO AMBROGIO CRESPI BONOMI	PEDRO LUIZ BODIN DE MORAES	RICARDO VILLELA MARINO
Date of birth		05.06.1956	07.13.1956	01.28.1974
Profession		Economist	Economist	Engineer
Individual Taxpayer’s Registry (CPF) number		700.536.698-00	548.346.867-87	252.398.288-90
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	yes	no
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (Non-executive director)	Member of the Board of Directors (Independent director)	Member of the Board of Directors (Executive director)
		Member of the Nomination and Corporate Governance Committee	Chairman of the Risk and Capital Management Committee
		Member of the Personnel Committee	Member of the Compensation Committee	Member of the Strategy Committee
			Member of the Related Parties Committee
Board of Directors (13 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2018	04.25.2018	04.25.2018
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	10	10
	Percentage of attendance at meetings held (3)	84.62	100	100
Personnel Committee (3 meetings)	Office held	Member
	Date of election	04.26.2018
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	1
	Percentage of attendance at meetings held (3)	100
Compensation Committee (4 meetings)	Office held		Member
	Date of election		04.26.2018
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		8
	Percentage of attendance at meetings held (3)		100
Related Parties Committee (15 meetings)	Office held		Member
	Date of election		04.26.2018
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		5
	Percentage of attendance at meetings held (3)		93.33
Capital and Risk Management Committee (8 meetings)	Office held		Member
	Date of election		04.26.2018
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		9
	Percentage of attendance at meetings held (3)		100
Nomination and Corporate Governance Committee (2 meetings)	Office held	Member
	Date of election	04.26.2018
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	1
	Percentage of attendance at meetings held (3)	100
Strategy Committee (3 meetings)	Office held			Member
	Date of election			04.26.2018
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			8
	Percentage of attendance at meetings held (3)			100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 5, 2018 were taken into account to calculate the percentage of attendance at meetings held.

p.55

With respect to each member of the Issuer’s Fiscal Council, which reelection and election will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), respectively, information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	JOSÉ CARUSO CRUZ HENRIQUES	ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
	Date of birth	12.31.1947	08.09.1941	01.31.1950
	Profession	Lawyer	Economist	Economist
	Individual Taxpayer’s Registry (CPF) number	372.202.688-15	031.077.288-53	212.107.217-91
	Elected by the controlling stockholder	yes	yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	President of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
Fiscal Council (4 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2018	04.25.2018	04.25.2018
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7 (8)	2	3 (8)
	Percentage of attendance at meetings held (3)	100	100	100

	Name	REINALDO GUERREIRO	JOÃO COSTA	EDUARDO AZEVEDO DO VALLE
	Date of birth	02.10.1953	08.10.1950	05.24.1957
	Profession	Bachelor’s degree in Accounting	Economist	Engineer
	Individual Taxpayer’s Registry (CPF) number	503.946.658-72	476.511.728-68	598.809.967-04
	Elected by the controlling stockholder	yes	yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council
Fiscal Council (4 meetings)	Office held	Member	Member	Member
	Date of election	04.25.2018	04.25.2018	04.25.2018
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	9	2
	Percentage of attendance at meetings held (3)	0	0	0

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 5, 2018 were taken into account to calculate the percentage of attendance at meetings held;

(8) For consecutive terms of office, the period considered the terms of office as alternate member and as effective member.

p.56

With respect to the composition of the Audit Committee (*), information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	GUSTAVO JORGE LABOISSIÈRE LOYOLA	ANTONIO FRANCISCO DE LIMA NETO	DIEGO FRESCO GUTIERREZ
	Date of birth	12.19.1952	06.13.1965	01.24.1970
	Profession	Economist	Economist	Accountant
	Individual Taxpayer’s Registry (CPF) number	101.942.071-53	231.877.943-00	214.970.328-90
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (4)	yes	yes	yes
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Member of the Board of Directors (Independent director)	Effective member of the Audit Committee	Effective member of the Audit Committee
Chairman of the Audit Committee
Member of the Related Parties Committee
Member of the Compensation Committee
Audit Committee (146 meetings - 36 days of meetings)	Office held	Member	Member	Member
	Date of election	04.26.2018	04.26.2018	04.26.2018
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	3	5
	Percentage of attendance at meetings held (3)	94.44	100	100

	Name	GERALDO TRAVAGLIA FILHO	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ROGÉRIO PAULO CALDERÓN PERES
	Date of birth	05.26.1951	06.23.1959	02.02.1962
	Profession	Business administrator	Economist	Business administrator
	Individual Taxpayer’s Registry (CPF) number	573.620.338-34	036.221.618-50	035.248.608-26
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (4)	yes	yes	yes
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (146 meetings - 36 days of meetings)	Office held	Member	Member	Member
	Date of election	04.26.2018	04.26.2018	04.26.2018
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	6	4	2
	Percentage of attendance at meetings held (3)	100	94.44	100

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until January 31, 2018 were taken into account to calculate the percentage of attendance at meetings held;

 (4) All the members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliate companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliate companies; or (vi) a natural person, holder of a direct or indirect participation of more than 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies;

 (*) The bank strictly follows/complies with the rules set forth by CMN Resolution 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

p.57

With respect to each member of the Issuer’s Disclosure and Trading Committee, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	ALEXSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
	Date of birth	10.05.1974	09.01.1958	03.28.1977
	Profession	Accountant	Business administrator	Lawyer
	Individual Taxpayer’s Registry (CPF) number	031.212.717-09	014.414.218-07	166.644.028-07
	Elected by the controlling stockholder	not applicable	not applicable	not applicable
	Independent member (1)	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Chairman of the Disclosure and Trading Committee	Member of the Board of Directors (Non-executive director)	Member of the Disclosure and Trading Committee
		Executive Officer	Member of the Disclosure and Trading Committee
		Investor Relations Officer	Member of the Nomination and Corporate Governance Committee	Officer
Member of the Personnel Committee
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	5	10	4
	Percentage of attendance at meetings held (7)	100	50	100

	Name	CAIO IBRAHIM DAVID	CARLOS HENRIQUE DONEGÁ AIDAR	FERNANDO MARSELLA CHACON RUIZ
	Date of birth	01.20.1968	10.19.1965	08.29.1965
	Profession	Engineer	Economist	Mathematician
	Individual Taxpayer’s Registry (CPF) number	101.398.578-85	076.630.558-96	030.086.348-93
	Elected by the controlling stockholder	not applicable	not applicable	not applicable
	Independent member (1)	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no	no
	Other positions held or roles currently performed at the Issuer	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
Director Vice President
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	8	4	9
	Percentage of attendance at meetings held (7)	100	75	75

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and office taking formally established for this Committee (non -statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) For the purpose of calculating the percentage of meeting attendance, the meetings held in the period from April 18, 2017 to January 22, 2018 were considered.

p.58

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	LEILA CRISTIANE BARBOZA BRAGA DE MELO	MARCELO KOPEL (8)
	Date of birth	10.04.1971	11.05.1964
	Profession	Lawyer	Business administrator
	Individual Taxpayer’s Registry (CPF) number	153.451.838-05	059.369.658-13
	Elected by the controlling stockholder	not applicable	not applicable
	Independent member (1)	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.	no	no
	Other positions held or roles currently performed at the Issuer	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
Executive Officer
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member
	Date of election (5)	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable
	Term of office	Annual	Annual
	Number of consecutive terms of office (6)	6	4
	Percentage of attendance at meetings held (7)	50	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and office taking formally established for this Committee (non-statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) For the purpose of calculating the percentage of meeting attendance, the meetings held in the period from April 18, 2017 to January 22, 2018 were considered;

(8) On January 22, 2018, it was approved that Marcelo Kopel was no longer member of the Disclosure and Trading Committee.

p.59

With respect to each member, see below information about item 12.5 “m”:

I - Main professional experience for the past five years, indicating:

• Company's name and activity sector.

• Position and roles inherent in the position.

• Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.

II – All management positions he/she holds in other companies or third sector organizations

BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Other companies or third sector organizations:

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background:	Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Name: ROBERTO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination and Compensation Committees from May 2006 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.
Other companies or third sector organizations:

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background:	Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

p.60

Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Other companies or third sector organizations:	National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board since 1999; Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.
Academic background:	Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Name: AMOS GENISH
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); Member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Mr. Genish has long experience in the high technology and telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

Mr. Genish held management positions in the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL – Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Mr. Genish was member of the founding team of GVT in 1999, leading the company at the time of the successful IPO in 2007 and the control acquisition process by Vivendi in 2009.

Academic background:	Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Name: ANA LÚCIA DE MATTOS BARRETTO VILLELA
Companies that are part of the Issuer's economic group:	Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001 Main activity of the company: Multiple-service banking, with commercial portfolio.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

Other companies or third sector organizations:

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: Co-chairman since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background:	Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

p.61

Name: FÁBIO COLLETTI BARBOSA
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017.
Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011.

Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background:	Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017;

Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background:	Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Name: JOÃO MOREIRA SALLES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).
Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

Other companies or third sector organizations:	J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).
Academic background:	Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012).

p.62

Name: JOSÉ GALLÓ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background:	Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Name: MARCO AMBROGIO CRESPI BONOMI
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and General Director from July 2015 to April 2017; Member of the Personnel Committee and the Nomination and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.
Academic background:	Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984

p.63

Name: PEDRO LUIZ BODIN DE MORAES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background:	Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Name: RICARDO VILLELA MARINO
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

p.64

FISCAL COUNCIL

Name: ALKIMAR RIBEIRO MOURA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017.

Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision - Independent Member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background:	Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978.

Name: CARLOS ROBERTO DE ALBUQUERQUE SÁ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Marfrig S.A.: Effective Member of the Fiscal Council from 2016 to 2017; Alternate Member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

Academic background:	Bachelor’s degree in Economics from Candido Mendes in 1973; Bachelor’s degree in Accounting from Moraes Júnior in 1981; Postgraduate degree in Finance from PUC/RJ in 1995.

p.65

Name: JOSÉ CARUSO CRUZ HENRIQUES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.
Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services.
Academic background:	Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Name: JOÃO COSTA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company.
Other companies or third sector organizations:	Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008.
Academic background:	Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh.

Name: EDUARDO AZEVEDO DO VALLE
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Valens Brasil Ltda. ME: Managing Partner since January 2015.

Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others.

BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015.

Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: CEO from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012.

Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Academic background:

Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010.

IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), EUA: NACD Governance Fellow.

p.66

Name: REINALDO GUERREIRO
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

Main activity of the company: Oil exploration, extraction and refining.

Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees.

Main activity of the company: Higher education – undergraduate and graduate courses.

School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department.

Main activity of the company: Higher education – undergraduate and graduate courses.

FEA-USP Endowment Fund: Member of the Fiscal Council since 2016.

Main activity of the fund: Raising and investment of funds to support FEA-USP.

Academic background:	Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995).

AUDIT COMMITTEE

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background:	Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983

Name: ANTONIO FRANCISCO DE LIMA NETO
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009.

BB Securities Limited: Member of the Board of Directors from 2004 to 2005.

Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005.

Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009.

BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007.

Academic background:	Master’s degree in Economics from Fundação Getúlio Vargas since January 2017; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996).

p.67

Name: DIEGO FRESCO GUTIERREZ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Other companies or third sector organizations:

Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues.

PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background:	Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. Mr. Gutierrez also attended the Course for Board Members, in 2013, from the Brazilian Institute of Corporate Governance.

Name: GERALDO TRAVAGLIA FILHO
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012;

Member of the Audit Committee since March 2013, and Chairman of this committee from June 2014 to April 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010.

Main activity of the company: Payment services provider.

Unibanco – União de Bancos Brasileiros S.A.: Vice Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

p.68

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee between 2013 and 2017.

Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Main activity: Non-profit foundation.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007.

Main activity of the company: Public administration in general.

São Paulo Stock Exchange (BOVESPA): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, Ms. Santana was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. Ms. Santana was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation.

Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006.

Main activity of the company: Activities of associations for protection of social rights.

Other: International Organization of Securities Commissions (IOSCO) as Chairman of the Executive Committee from 2010 to 2012 and Latin American Roundtable on Corporate Governance (OECD/WB Group) as Member from 2000 to 2015.

Academic background:	Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP).

Name: ROGÉRIO PAULO CALDERÓN PERES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006.

Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors.

Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions.

Academic background:	Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States.

p.69

DISCLOSURE AND TRADING COMMITTEE

Name: ALEXSANDRO BROEDEL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member since 2014.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background:	Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Other companies or third sector organizations:	National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board since 1999; Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.
Academic background:	Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Name: ÁLVARO FELIPE RIZZI RODRIGUES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services.
Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

p.70

Name: CAIO IBRAHIM DAVID
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments.

Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Name: CARLOS HENRIQUE DONEGÁ AIDAR
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Payment services provider.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the Officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994.

p.71

Name: FERNANDO MARSELLA CHACON RUIZ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986.

Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. Has 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also been in charge of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (an organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

p.72

Name: MARCELO KOPEL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Officer from June 2014 to October 2017; Investor Relations Officer from February 2015 to October 2017; Member of the Disclosure and Trading Committee from January 2014 to January 2018, serving as Chairman from February 2015 to October 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since November 2017; Officer from July 2014 to November 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors, Chief Executive Officer since April 2014; Chief Executive Officer from April 2014 to February 2018 and Investor Relations Officer from April 2014 to October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2015; Officer since June 2014; Investor Relations Officer from June 2014 to October 2017.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer (CFO) from May 2010 to July 2014.

Main activity of the company: Payment services provider.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service banking, without commercial portfolio.

Banco Citibank S.A.: Finance Officer (CFO) from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer (CFO) from 1992 to 1998 for Brazil, and for Latin America from 1998 to 2002.

Main activity of the company: Setup of a foreign company in Brazil.

Bank of America: Finance Officer (CFO) concurrently with the position of Operations Officer (COO) from 2002 to 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background:	Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP).

12.9. Existence of marital relationship, stable union or kinship up to the second degree between:

a)	Issuer’s management members:

•	Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

•	João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

•	Ana Lúcia de Mattos Barretto Villela (candidate to member of the Board of Directors) is cousin of Ricardo Villela Marino (Member of the Board of Directors).

b)	(i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries

Not applicable.

c)	(i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

•	Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

•	Ricardo Villela Marino (Member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

•	Ana Lúcia de Mattos Barretto Villela (candidate to member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group.

p.73

d)	(i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	João Moreira Salles (Member of the Board of Directors), together with his father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A and Companhia Esa;

•	Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (Member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A.and Companhia Esa.

•	Ana Lúcia de Mattos Barretto Villela (candidate to member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.

p.74

12.10. Inform on the subordination, service rendering or control relationships maintained for the last three years between management members of the issuer:

a)	Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b)	Issuer’s direct or indirect parent company

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c)	If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

Not applicable.

p.75

ATTACHMENT IV

ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) the objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web:

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy.

Formally approved on February 22, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests.

In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”), to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on:

http://www.itau.com.br/_arquivosestaticos/RI/pdf/en/comunicados/2017/STOCK_GRANT_PLAN.pdf.

The Issuer also offers a Plan for Granting Stock Option (“Stock Option Plan”) to management members and employees, as well as to the management members and employees of its controlled companies, providing for the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains due to their share appreciation. For further information on the Stock Grant Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Grant Plan implementation and operation.

For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form available on http://www.itau.com.br/_arquivosestaticos/RI/pdf/en/FR_2016_ing.pdf.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

b) compensation composition, indicating:

i - description of the compensation elements and the objectives of each of them

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) are tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long-term.

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align risk management in the short-, medium-and long-terms, as well as to align the interests of our officers to those of our stockholders, providing benefits to partners and associates of the Program for their performance proportionally to the gains obtained by the Issuer and stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for members of the Board of Directors. This model is intended not to bind the compensation of the members of the Board of Directors to the targets reached.

p.76

COMPOSITION OF THE ANNUAL COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS, BOARD OF OFFICERS, FISCAL COUNCIL AND AUDIT COMMITTEE [1]

MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
ANNUAL FIXED COMPENSATION
Stock-based compensation approved at the Annual General Stockholders' Meeting.
2 3 4 5
BOARD OF DIRECTORS
ANNUAL VARIABLE COMPENSATION
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution no. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
BENEFIT PLAN
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.
3
BOARD OF OFFICERS
ANNUAL VARIABLE COMPENSATION
Statutory profit sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Fees in cash approved at the Annual General Stockholders' Meeting.
FISCAL COUNCIL
4 5
AUDIT COMMITTEE
MONTHLY FIXED COMPENSATION
Fees in cash determined by the Board of Directors.

1. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. Any non-management member of the Compensation Committee is compensated for the performance of his/her duties in this Committee.
2. In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, his/her compensation will be subject to the compensation model for officers.
3. Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
4. Members of the Board of Directors and Audit Committee receive benefits only if they have previously been officers of the Company.
5. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

p.77

ii – in relation to the last three fiscal years, the proportion of each element in the total compensation

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as benefit plan granted to officers, are not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, his/her history in the Issuer and the activities he/she carries out within the scope of the Board of Directors itself, his/her acting as Chair of the Board, and other functions that may be performed. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences.

Board of Officers:

a)	Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

p.78

b)	Annual variable compensation(1) :

(1) Within the limits established by legislation, the compensation of Officers in charge of internal control and risk departments is determined irrespectively of the performance of the business areas they control and assess so as not to give rise to any conflicts of interest. However, even though compensation is not impacted by results of business areas, it is still subject to impacts arising from the Company’s results.

b) i. Distribution of annual variable compensation (2) :

(2) In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

p.79

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation of each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: the members of the Audit Committee are paid a monthly fixed compensation amount only and are not eligible for the benefit plan. For those members of the Audit Committee who are also members of the Board of Directors, the compensation policy of the Board of Directors is applied.

iv - reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short- , medium- and long-terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders. For further information, see to “a” of this item 13.1.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation of the members of the Board of Directors to targets reached.

v – number of members who are not compensated

There are no members who are not compensated.

p.80

c) the main performance indicators that are taken into consideration in determining each compensation element:

i) Board of Directors

For the Board of Directors, performance indicators are not taken into consideration for fixed compensation purposes.

ii) Officers

With respect to officers, performance indicators are not taken into account for fixed compensation purposes. Variable compensation, in turn, is impacted by performance indicators which comprises behavioral and results assessment, as shown below:

p.81

STRATEGIC PEOPLE PLAN (PEP · *PLANEJAMENTO ESTRATÉGICO DE PESSOAS*)

❶ X AXIS
WHAT WAS ACHIEVED?

❷ Y AXIS
HOW IT WAS ACHIEVED?

Y AXIS
BEHAVIORAL
RESULTS
X AXIS

CONSEQUENCE MANAGEMENT

- CARREER SUCCESSION
- DEVELOPMENT
- COMPENSATION

PERFORMANCE METRICS
PERFORMANCE MEASUREMENT BY TARGETS

OFFICERS

Results are assessed based on the following targets:

MEDIAN OF THE TARGETS OF COMMERCIAL AREAS

20%
80%
non-financial
financial

These targets are focused on managerial operating results, operating revenues, costs and customer satisfaction survey results.

MEDIAN OF THE TARGETS OF THE SUPPORTING AREAS

non-financial
financial
75%
25%

Targets are mainly focused on customer satisfaction surveys and costs.

d) how compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly impacted by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

p.82

e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares.

Therefore, the variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to decreases in realized recurring net income of the Issuer or of the applicable business area. On the other hand, in the Partners Program, in addition to remaining subject to a decrease in realized recurring net income, the shares received in the periods mentioned above are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance proportionally to the benefits granted to the Issuer and stockholders.

f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion.

h) the practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and Board of Officers, indicating:

i.	the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include:

•	preparing a compensation policy for the members of management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs;
•	discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending improvements to the Board of Directors based on the policy principles;
•	proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual General Stockholders’ Meeting; and
•	preparing, on an annual basis, the “Compensation Committee Report”.

ii.	the criteria and methodology used to determine individual compensation, indicating if studies are used to check market practices and, if so, the comparison criteria and the scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

•	commissioning salary surveys conducted by specialized consultants;

p.83

•	participating in surveys conducted by other banks; and
•	participating in specialized forums on compensation and benefits.

iii.	how often and how the Board of Directors assesses the adequacy of the issuer’s compensation policy

The Board of Directors assesses the adequacy of the Issuer’s compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis of the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 - Total compensation for 2018 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.00	23.00	6.00	40.00
Number of compensated members	11.00	23.00	6.00	40.00
Annual fixed compensation, comprising:	31,461,000	40,801,000	927,000	73,189,000
Salary or management fees	12,744,000	24,000,000	756,000	37,500,000
Direct and indirect benefits	551,000	1,634,000	n/a	2,185,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	18,166,000	15,167,000	171,000	33,504,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	800,000	3,070,000	n/a	3,870,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,739,000	266,129,000	n/a	293,868,000
Total compensation	60,000,000	310,000,000	927,000	370,927,000

Its proposed for the 2018 Annual General Stockholders’ Meeting to approve the aggregate compensation amount of R$370 million payable to management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the proposal for the Annual General Stockholders’ Meeting is to approve the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency, in Issuer’s shares or in any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts pending approval by the Annual General Stockholders’ Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members or to 10% of the Issuer’s income, whichever is lower. Profit sharing amounts are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting.

Notes:

(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

(2) “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting.

(3) Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

p.84

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 - Total compensation for 2017 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	26,719,000	25,690,000	869,000	53,278,000
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	2,917,000	83,050,000	n/a	85,967,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	651,872	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	49,095,872	292,667,072	869,000	342,631,943

The Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$320 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts approved by the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. Profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2017 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,822 thousand, and Board of Officers: R$13,508 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

p.85

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 - Total compensation for 2016 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	18,351,000	26,038,000	691,000	45,080,000
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	888,000	72,705,000	n/a	73,593,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	29,214,000	284,584,000	691,000	314,489,000

For the 2016 fiscal year, the Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts established at the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2016 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

8.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
9.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
10.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
11.	Three members of the Board of Directors also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
12.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
13.	The average compensation amount per member was, as follows: Board of Directors: R$3,371 thousand, and Board of Officers: R$13,340 thousand. For further information on the Partners Program, see item 13.1.
14.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

p.86

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 - Total compensation for 2015 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A	87,069,723
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, the Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts established at the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2015 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	Three members of the Board of Directors also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,199 thousand, and Board of Officers: R$14,540 thousand. For further information on the Partners Program, see item 13.1.

p.87

7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2018			R$, except if otherwise indicated
a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	11.00	23.00	6.00	40.00
c number of compensated members (people)	11.00	23.00	6.00	40.00
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv n/a.

Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv n/a.

Fiscal Council: n/a.

The minimum and maximum amounts described in the previous note were indicated based on budget and management expectations. However, these amounts may vary due to the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2017			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	10.18	21.67	5.58	37.43
c number of compensated members (people)	10.18	21.67	5.58	37.43
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
ii maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
iii amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
iv amount effectivelly recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

p.88

Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

Fiscal Council: n/a.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary due to on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in three installments of 1/3 every year in shares (shown in note 1 above). Additionally, it includes Partners Shares, 50% to be delivered in a three-year period and 50% to be delivered in a five-year period (shown in note 1 above).

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2016			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.67	21.33	4.33	34.33
c number of compensated members (people)	8.67	21.33	4.33	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
ii maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
iv amount effectivelly recognized in income or loss	888,000	72,705,000	0	73,593,000

Notes:

3.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000.

Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000.

Fiscal Council: n/a.

4.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary due to the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.
5.	The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in 2018, 2019 and 2020 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2020 to 2022 (shown in note 1 above).

p.89

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2015			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.50	19.83	6.00	34.33
c number of compensated members (people)	8.50	19.83	6.00	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	736,242	51,505,592	n/a	52,241,834
ii maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
iii amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
iv amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 7,241,400; d ii 16,896,600; d iii 12,069,000; d iv 12,069,000.

Board of Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: n/a.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary due to the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.
3.	The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in 2017, 2018 and 2019 in shares (shown in note 1 above). Additionally, it includes the Partners Shares to be delivered from 2019 to 2021 (shown in note 1 above).

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – means to disclose information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Plan ("Stock Option Plan”), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into consideration the history, résumé, market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

p.90

Annual variable compensation in shares:

(2) Partners Program

Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with an opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

This program is aimed at officers and employees approved by the Personnel Committee due to their history of contribution, relevant work and outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows:

Partners:

•	Eight-year term of office;
•	Eligible to successive reappointments;
•	Possibility to invest 50% to 100% of variable compensation.

Associates:

•	Four-year term of office;
•	Eligible to two reappointments (maximum 12-year term);
•	Possibility to invest 35% to 70% of variable compensation.

p.91

p.92

MATCHING

ASSOCIATE

Participants can be elected to the category of Associate or Partner and both of them will be elegible to receive shares as a return on the investment made through the Program (Matching).

PARTNER

Of the total granted, 50% vests in the third year and 50% vests in the fifth year after the award.

DELIVERY YEAR
DELIVERY YEAR
ITUB4
GRANT YEAR
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
AVAILABLE FOR SALE
70% ASSOCIATES
50% PARTNERS
AVAILABLE FOR SALE
30% ASSOCIATES
50% PARTNERS

Shares received will remain unavailable for sale for five-and eight-year terms as from each investment in shares.

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the consideration paid by the Company, which is delivered in preferred shares (ITUB4).

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Any Partners Shares not yet received will also be subject to "Malus", that is, a reduction proportional to any reduction in our realized recurring net income or of the applicable business area.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the Conglomerate’s development process in the medium and long-term.

p.93

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and terms of options, in accordance with the rules set forth therein.

Options may be granted only to participants if net income is sufficient to be distributed as mandatory dividends.

Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on Changes in the Plan, see Note 22 to the financial statements under IFRS.

For further information on the Stock Option Plan, please see to the Investor Relations website: http://www.itau.com.br/_arquivosestaticos/RI/pdf/pt/Plano_AGE_2015_(site_RI).pdf

b) Main objectives of the plan

Stock-based compensation models have the primary purpose of aligning the management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Stock-based payment models are in compliance with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) are tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long-term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4).

f) Maximum number of shares covered by the plan

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven fiscal years.

g) Maximum number of options to be granted

With the purpose of limiting the maximum dilution that stockholders may be subject to: the sum of (i) the shares to be used as compensation, in accordance with the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted under the Stock Option Plan each year may not exceed the limit of 0.5% of total Issuer’s shares that stockholders hold at the balance sheet date of the same year.

p.94

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven fiscal years.

h) Conditions for acquisition of shares

Stock-based compensation: Shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Program Regulation, for three-and five-year terms from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares also for three- and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the vesting period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). Additionally, options may expire under certain circumstances, such as termination of the relationship (statutory or contractual) between the Beneficiary and Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

Stock-based compensation: The share purchase price is fixed upon the grant, and is equivalent to the average price of shares in the 30 days prior to said price calculation. The share purchase price is calculated in the seventh business day prior to the payment date.

Partners Program: The value of shares is calculated based on the average price of our preferred shares on B3, in the 30 days prior to price calculation, which is carried out in the seventh business day prior to the stock grant or payment.

Stock Option Plan: Purchase and strike prices are fixed by the Personnel Committee upon the option grant and may be determined based on one of the following parameters:

Options: The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGP-M inflation index, or in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

j) Criteria for defining the exercise period

Stock-based compensation: Not applicable, since there is no exercising of options but rather a delivery of shares.

Partners Program: Not applicable, since there is no exercising of options but rather a delivery of shares.

Stock Option Plan: Options may be exercised only after the vesting period elapses and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue and may last from one to seven years from the grant. In general, the vesting period is five years as determined by the Committee.

k) Settlement method

Stock-based compensation: Settlement occurs through the delivery of shares after deferral periods.

Partners Program: Settlement occurs through the delivery of Partners Shares after the deferral periods defined in the Program.

Stock Option Plan: the Beneficiary will pay to the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

p.95

l) Restrictions on the transfer of shares

Stock-based compensation: After receiving the shares within one, two or three years, there will be no restrictions to the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, such shares will become unavailable for three and five years from the investment date.

Partners Program: After receiving the Partners Shares within three- and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. The percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. In general, this unavailability period is two years after the option is exercised, as defined by the Committee.

m) Criteria and events that may cause the suspension, amendment or termination of the plan

Stock-based compensation: Any deferred shares may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: Any Partners Shares still to be received may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at a Extraordinary General Stockholders’ Meeting.

n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: the general rule when the member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these options.

Partners Program: The general rule when the member leaves is the termination of the Partners Shares not yet delivered. However, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-termination of these options.

Stock Option Plan: The general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, the member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco Conglomerate or if this management member takes up another statutory position in the Itaú Unibanco Conglomerate.

Additionally, subject to criteria established in the internal regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Plan

(“Stock Option Plan”).

For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4.

p.96

13.5 - Stock-based compensation - Determined for the 2018 fiscal year

a body	Board of Directors		Board of Statutory Officers
b number of members	11.00		23.00
c Number of compensated members	11.00		23.00
option granting year	2018		2018
d weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.006%	0.007%	0.007%	0.043%
Granting of stock options:	0	0	0	0
grant date	4/30/2019	3/1/2019	3/1/2019	3/1/2019
number of options granted	374,517	443,337	2,684,228	2,061,907
term for the options to become exercisable	2020	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ender December 31, 2017

a body	Board of Directors		Board of Statutory Officers
b number of members	10.18		21.67
c Number of compensated members	10.18		21.67
option granting year	2017		2017
d With respect to each stock option grant:
i. grant date	05/02/2018	03/01/2018	03/01/2018	03/01/2018
ii. number of options granted	346,645	300,575	1,697,050	1,519,935
iii. term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
iv. maximum term to exercise option	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
vi. weighted average strike price:
(a) outstanding at the beginning of the year	n/a	n/a	n/a	n/a
(b) lost during the year	n/a	n/a	n/a	n/a
(c) exercised during the year	n/a	n/a	n/a	n/a
(d) expired during the year	n/a	n/a	n/a	n/a
e fair value of options on the grant date	R$ 51.08	R$ 51.08	R$ 51.08	R$ 51.08
f potential dilution in the case of exercise of all options granted	0.005%	0.005%	0.026%	0.023%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

p.97

13.5 - Stock-based compensation - Year ended December 31, 2016 a body
b Number of members	8.67	Board of Directors
c Number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
d With respect to each stock option grant:
i. grant date		3/3/2009	4/17/2010	4/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/272015	2/29/2016	4/30/2016	3/1/2017
ii. number of options granted		0	391,819	535,500	62,927	541,073	110,905	171,427	270,357	346,516	309,894	448,578	196,266	203,218
iii. term for the options to become exercisable		1/1/2014	1/1/2015	1/1/2016	50% at the 3rd year 50% at the 5th year	1/1/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	100% at 2017	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 24.06	R$ 39.09	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) Iost during the year		-	-	-		-		-		-		-	-	-
(c) exercised during the year		R$ 25.49	-	-		-		-		-		-	-	-
(d) expire during the year		-	-	-		-		-		-		-	-	-
e fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 29.96	R$ 38.31
f potential dilution in the case of exercise of all options granted		0.000%	0.006%	0.008%	0.001%	0.008%	0.002%	0.003%	0.004%	0.005%	0.005%	0.007%	0.003%	0.003%

Continuation
a body
b Number of members	21.33	Board of Statutory Officers
c Number of compensated members	21.33
option granting year		2009	2010	2011			2012		2013		2014		2015		2016
d With respect to each stock option grant:
i. grant date		3/3/2009	4/17/2010	3/9/2011	4/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	2/29/2016	2/29/2016	03/01/2017	03/01/2017
ii. number of options granted		0	4,119,276	94,045	5,882,511	1,320,480	7,315,219	2,072,672	2,003,955	6,366,041	4,527,896	7,515,518	9,665,977	9,905,379	2,532,352	1,707,851
iii. term for the options to become exercisable		1/1/2014	1/1/2015	3/9/2014	1/1/2016	50% at the 3rd year 50% at the 5th year	1/1/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2016	12/31/2017	03/08/2018	12/31/2018	n/a	12/31/2019	n/a		n/a		n/a		n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	n/a	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 24.06	R$ 39.09	R$ 21.71	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
(c) exercised during the year		R$ 25.58	-	R$ 21.71	-		-	-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
e Fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 5.68	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 21.96	R$ 38.31	R$ 38.31
f Potential dilution in the case of exercise of all options granted		0.000%	0.063%	0.001%	0.089%	0.020%	0.111%	0.031%	0.030%	0.097%	0.069%	0.114%	0.147%	0.150%	0.038%	0.026%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. The item “d ii” considers the balance at the end of the fiscal year.

6. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

p.98

13.5 - Stock-based compensation - Year ended December 31, 2015 a body
b Number of members	9		Board of Directors
c Number of compensated members	9
option granting year		2009	2010		2011			2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		3/3/2009	4/17/2010	2/28/2011	4/19/2011	8/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	4/30/2015	2/29/2016
ii. number of options granted		772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	407,799
iii. term for the options to become exercisable		1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 26.34	R$ 42.79	(1)	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)		(3)
(b) lost during the year		-	-	-	-	-		-	-		-		-		-	-
(c) exercised during the year		-	-	(1)	-	(1)		-	-		-		-		-	-
(d) expired during the year		-	-	-	-	-		-	-		-		-		-	-
e fair value of options on the grant date		R$ 3.19	R$ 9.18	R$ 24.67	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35		R$ 27.86		R$ 31.24		R$ 32.95	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.014%	0.008%	0.002%	0.011%	0.001%		0.010%	0.002%		0.006%		0.008%		0.005%	0.007%

Continuation
a body
b Number of members	21								Board of Statutoty Officers
c Number of compensated members	21
option granting year		2008	2009	2010		2011				2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		2/11/2008	3/3/2009	4/17/2010	2/28/2011	3/9/2011	4/19/2011	8/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/272015	2/272015	2/29/2016	2/29/2016
ii. number of options granted		2,390,511	3,795,094	2,275,108	269,489	128,522	3,485,646	236,448	467,794	4,027,748	562,320	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
iii. term for the options to become exercisable		1/1/2013	1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	3/9/2014	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2015	12/31/2016	12/31/2017	n/a	3/8/2018	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 40.28	R$ 26.34	R$ 42.79	(1)	R$ 26.27	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
(c) exercised during the year		-	-	-	(1)	-	-	(1)		-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
e fair value of options on the grant date		R$ 4.27	R$ 3.19	R$ 9.18	R$ 24.67	R$ 6.25	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35	R$ 31.35	R$ 27.86	R$ 27.86	R$ 31.24	R$ 31.24	R$ 24.16	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.043%	0.068%	0.041%	0.005%	0.002%	0.062%	0.004%		0.072%	0.010%	0.018%	0.028%	0.030%	0.045%	0.036%	0.060%	0.059%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Granting of Partners Shares, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. (3) Not applicable to shares.

6. The item “d ii” considers the balance at the end of the fiscal year.

p.99

13.6       With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2017	Board of Directors						Board of Statutory Officers
Body	Number of members					8.67					21.33
	Number of compensated members					8.67	Number of compensated members				21.33
option granting year	2010	2011	2012	Other base years			2010	2011	2012	Other base years
Options not yet exercised
i. Number				3,377,070	2,056,856	340,470				13,096,098	28,779,603
ii. Date on which the options will become exercisable				1/3 each year	50% at the 3rd year 50% at the 5th year	2018				1/3 each year	50% at the 3rd year 50% at the 5th year
iii. Maximum term to exercise option				n/a	n/a	n/a				n/a	n/a
iv. Term of restriction to the transfer of shares				n/a	At the 5th and 8th year	At the 5th and 8th year				n/a	At the 5th and 8th year
v. Weighted average strike price for the year				(1)	(1)	(1)				(1)	(1)
vi. Fair value of options in the last day of the fiscal year				(1)	(1)	(1)				(1)	(1)
Exercisable options	04/17/2010	4/19/2011	02/24/2012				04/17/2010	04/19/2011	04/27/2012
i. Number	0	1,113,069	306,792				0	4,153,067	1,522,466
ii. Maximum term to exercise option	12/31/2017	12/31/2018	12/31/2019				12/31/2017	12/31/2018	12/31/2019
iii. Term of restriction to the transfer of shares	50% at the 2nd year	50% at the 2nd year	50% at the 2nd year				50% at the 2nd year	50% at the 2nd year	50% at the 2nd year
iv. Weighted average strike price for the year	-	-	-				-	-	-
v. Fair value of options in the last day of the fiscal year	R$ 0.90	R$ 4.79	12.48				R$ 0.90	R$ 4.79	12.48
vi. Fair value of total options in the last day of the fiscal year	R$ 0	R$ 5,331,601	R$ 3,828,764				R$ 0	R$ 19,893,191	R$ 19,000,376

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. The item “number" considers the balance at the end of the fiscal year.

5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

p.100

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2017

a Body	Board of Directors	Board of Statutary Officers
b Number of members	10.18	21.67
c Number of compensated members	10.18	21.67
d Options exercised
i. Number of shares	5,877,887	2,027,563
ii. Weighted average strike price	29.09	29.09
iii. Difference between the strike price and the market value of shares relating to the options exercised	-54,748,206	-18,885,262
e Shares delivered
i. Number of shares	2,111,538.00	2,455,839
ii. Weighted average purchase price	29.09	29.09
iii. Difference between the purchase price and the market value of shares purchased	-19,667,427.56	-22,874,339

Nota:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2016

a body	Board of Directors						Board of Statutory Officers
b number of members	8.67						21.33
c number of compensated members	8.67						21.33
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d Options exercised:
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	101,538	-410,002	113,765	-	-	-	482,026	-2,560,412	968,325	-	-
e Shares delivered:
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average purchase price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the purchase price and the market value of shares purchased	-	-	151,017	175,876	177,752	-885,850	-	-	683,370	936,520	1,022,454

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2015

a body	Board of Directors				Board of Statutory Officers
b number of members	6				20
c number of compensated members	6				20
option granting year	2009	2010	2012	2013	2009	2010	2012	2013
d Options exercised:
i. Number of shares	66,836	29,898	37,730	-	344,530	159,934	260,152	-
ii. Weighted average strike price	R$ 26.65	R$ 26.65	R$ 26.65	-	R$ 26.65	R$ 26.65	R$ 26.65	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	25,476	15,582	-338,733	-	131,326	83,353	-2,335,600	-
e Shares delivered:
i. Number of shares	-	-	58,602	73,137	-	-	291,894	449,097
ii. Weighted average purchase price	-	-	R$ 26.65	R$ 26.65	-	-	R$ 26.65	R$ 26.65
iii. Difference between the purchase price and the market value of shares purchased	-	-	-526,119	-656,611	-	-	-2,620,574	-4,031,915

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•        Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•        Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date.

•        Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

•        Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

p.101

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date;

•	Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by B3, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the past three years of paid dividends, plus interest on capital of the Issuer’s preferred shares;

•	Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

•	Stock option expiry date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of 5 years and the maximum of 10 years; and

•	Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, which may vary between one and seven years, as from the issue date.

•        Stock-based compensation: Not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value.

•        Partners Program: it adopts the average annual return rate in the past three years of paid dividends, plus interest on capital, to discount the market price of the Issuer’s preferred shares on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into consideration the vesting period for. The vesting period of each series will be established by the Personnel Committee upon issue, which may vary from one year to seven years as from the grant date. In general, the vesting period is five years, as determined by the Committee. After the vesting period elapses, the option can be exercised at any time until the option expiry date.

Stock-based compensation: not applicable.

Partners Program: not applicable.

d) How expected volatility is determined

Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation.

Stock-based compensation: not applicable.

Partners Program: not applicable.

e) If any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonus, and reverse splits, among others.

Stock-based compensation: not applicable.

Partners Program: not applicable.

p.102

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

Base date: 12/31/2017

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)
		Shares			Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,047,601,700	12,564,670	3,060,166,370	-	1,800,378	1,800,378	8,344	10,871,325	10,879,669	67,090	1,249,132	1,306,222	146	35,422	35,568
Parent companies	Companhia E.Johnston de Participaçöes	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,756,488,370	-	1,756,488,370	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa - Investimentos Itaú S.A.	1,786,071,724	788,269,357	2,574,341,081	315	601,054	601,369	428	2,597,447	2,597,875	-	-	-	-	-	-
	IUPAR- Itaú Unibanco Participaçöes S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Itautec S.A.	10,981,786	-	10,981,768	-	-	-	-	-	-	-	-	-	-	-	-
	Elekeiroz S.A.	14,262,472	16,153,250	30,415,722	-	-	-	-	-	-	-	-	-	-	-	-
	Duratex S.A.	276,713,800	-	276,713,800	-	-	-	-	-	-	3,692	-	3,692	-	-	-

Note: The table above includes only shares directly held.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub-item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

p.103

13.10. With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format

a body	Board of Directors*		Board of Statutory Officers
b number of members	4	1	4	7	8
c number of compensated members	4	1	4	7	8
d plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e number of management members that are eligible for retirement	3	1	1	1	2
f conditions for early retirement restated amount of contributions accumulated in the pension plan by the end of last	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g year, less the portion relating to contributions made directly by management members	R$ 27,983,006	R$ 3,356,808	R$ 7,969,495	R$ 13,927,468	R$ 2,510,115
h total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 451,045	R$ 200,827	R$ 316,116	R$ 1,371,328	R$ 446,628
i whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

(*) out of this R$651,871.50 (item"h"), R$223,067.82 arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, any information disclosed would construe a violation of the executives’ individual rights and violate the individual rights of privacy, intimacy, secrecy and compromise the safety of these executives. Accordingly, in view of the judgment rendered by the 5th Federal Court of Rio de Janeiro in the records of lawsuit No. 2010.51.01002888-5, currently pending at the Regional Federal Court of 2nd Region, the Issuer will await, accordingly to the decision made by the Board of Directors, to disclose any related information.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2017

Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	59%	5%	0%

2016
Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	57%	32%	0%

2015
Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	71%	29%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

Not applicable.

p.104

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason these amounts were paid to these persons

2017 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	280,978,299	-	280,978,299
Companies under common control	-	-	-	-

2016 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	196,756,670	-	196,756,670
Companies under common control	-	-	-	-

2015 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

p.105

ATTACHMENT V

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE

COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposals (i) to amend the wording of Article 3, head provision; of items 4.3.-“g”; 5.1.; 6.2.; 6.8.-XI; 10.1.1.; 13.3.; 14.1.; of Article 15, head provision, and its item 15.1. “a” and of current item 15.5., renumbered to 15.3; and of Article 17; (ii) to include (a) sub items XVI, XVIII, and XX in item 6.8. and (b) to provide a new wording for item 15.2; and (iii) to exclude current items 15.2 and 15.3. from the Bylaws, resulting on numbering adjustment, as resolved by the Board of Directors and subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting convened for April 25, 2018.

(I) CANCELLATION OF OWN COMMON SHARES HELD IN TREASURY

The Company’s Board of Directors resolved at the meetings held on December 15, 2017 and February 22, 2018, respectively, on the cancellation of 31,793,105 and 14,424,206 common shares purchased under the scope of the own share buyback program. Accordingly, the proposal is for the amendment of the Bylaws to register this new number of common shares of the capital stock.

The purchase of own shares with subsequent cancellation increases the stockholder’s ownership percentage in the Company's capital stock and provides stockholders with a higher return on investments through dividends and interest on capital (provided that the financial result and percentage of profit distribution are maintained).

It is worth mentioning that said shares have had their economic and political rights suspended since they were purchased by the Company. Therefore, this amendment will bring no economic effects for the Company.

(II) COMPANY’S STOCK GRANT PLAN

The formalization and ratification of the Stock Grant Plan was resolved at the Extraordinary General Stockholders’ Meeting held on April 19, 2017, with the purpose of consolidating general rules in connection with long-term incentive programs that involve the grant of shares to management members and employees of the Company and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Accordingly, the proposal is for including a reference to the Stock Grant Plan in item 4.3. - "g” of the Bylaws, with the purpose of clarifying the power of the General Meeting for its resolution, as well as for adjusting the denomination of the Plan to Stock Option Plan. These amendments will bring no economic or legal effects for the Company.

(III) BM&BOVESPA’S NEW CORPORATE NAME

In view of the change in the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão, the proposal is for item 5.1. and Article 17 be amended to reflect such change in the corporate name. These amendments will bring no economic or legal effects for the Company.

(IV) COMPOSITION OF THE BOARD OF DIRECTORS

Taking into account that historically the Company has adhered to the good practice set forth in item 2.2.1 (i) of the Brazilian Corporate Governance Code, since its Board of Directors has at least a majority of non-executive members and at least one-third of independent members, even exceeding these thresholds, the proposal is for this to be reflected in item 6.2. of the Bylaws as a requirement for the composition of the Board of Directors. This inclusion will bring no economic or legal effects for the Company.

(V) POWERS OF THE BOARD OF DIRECTORS

In line with the provisions in item (IV), the proposal is for adding powers to those already held by the Board of Directors but not expressly set forth in the Bylaws and which the Company deems as good practices, in accordance with the provisions of the Brazilian Corporate Governance Code. Therefore, it is suggested that sub items XVI, XVIII and XX be included to formalize the following powers of the Board of Directors: (a) assess independent members, as well as any circumstances that may compromise their independence; (b) state a position on the public offering of securities by the Company; and (c) examine transactions with related parties,

p.106

by itself or by one of its Committees, based on materiality criteria set forth in the Company’s Transactions with Related Parties Policy.

At last, it is suggested that sub item XI have its wording improved to make it clearer the Board of Directors’ power to resolve on, after acquisition of own shares, whether these will be held in treasury, be cancelled or be sold accordingly.

(VI) REPRESENTATION RULE

The proposal is for improving the wording of the provision concerning the representation of the Company, by including in item 10.1 of the Bylaws the possibility of the Company be represented by solely one officer (a) in those acts that will not imply the assumption or waiver of any rights or obligations with any direct or indirect goverment body; and (b) at general meetings, and meetings of stockholders or unit holders of companies or investment funds in which the Company participates. This inclusion will bring no economic or legal effects for the Company.

(VII) STATUTORY RESERVE

The proposal is for improving the composition of the Statutory Revenue Reserves set forth in Article 15, head provision and its sub items, under the terms allowed by Article 194 of Law No. 6,404/76, by recognizing a reserve to be named “Statutory Revenue Reserve”, which has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or its interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. Such amendment to the statutory revenue reserves will bring no economic or legal effect for the Company.

(VIII) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (VII) ABOVE (according to Article 11, item I, of CVM Instruction No. 481/09):

Current Wording	Proposed Wording
Article 1 - DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.
Article 3. - CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,582,307,543 (six billion, five hundred eighty-two million, three hundred seven thousand, five hundred forty-three) book-entry shares with no par value, being 3,351,744,217 (three billion, three hundred fifty-one million, seven hundred forty-four thousand, two hundred seventeen) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	Article 3. - CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,536.090.232 (six billion, five hundred thirty-six million, ninety thousand, two hundred thirty-two) book-entry shares with no par value, being 3,305.526.906 (three billion, three hundred five million, five hundred twenty-six thousand, nine hundred six) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

p.107

3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty-four million, six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).	Unchanged.
3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

p.108

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

5.2. Management Compensation - Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged.
Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.	Unchanged.
6.1. The positions of chairman or Co-Chairmen of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.	Unchanged.

6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy.
6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.	Unchanged.

p.109

6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.	Unchanged.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.	Unchanged.
6.5. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.	Unchanged.
6.6. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.

6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

Unchanged.
6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.	Unchanged.
6.8. It is incumbent on the Board of Directors:	6.8. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;	I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;	II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;	III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;	IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;	V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;	VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;	VII. to decide on budgets for results and for investments and respective action plans;

p.110

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;	VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;	IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;	X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a non-permanent basis;	XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;	XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;	XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove the members of the Audit Committee and the Compensation Committee;	XIV. to elect and remove the members of the Audit Committee and the Compensation Committee;

XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;	XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and	XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence;

XVII. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.	XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet;

XVIII. to state a position on the public offerings of shares or other securities by the company;

XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario.
Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.	Unchanged.

p.111

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:	Unchanged.

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3.	Unchanged.
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System,	Unchanged.

p.112

forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.
Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.

8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

Unchanged.

8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

Unchanged.
8.2. It is incumbent on the Compensation Committee to:	Unchanged.

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market

p.113

practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.

8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

Unchanged.

8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Unchanged.
Article 9 – BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.	Unchanged.

9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions.

Unchanged.

9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity, by one Director-General or by the Vice President appointed by him/her.

Unchanged.
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.

9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and	Unchanged.

p.114

waive rights be able to without restriction as to the provision in sub -paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.
10.1. In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.	10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1.	Unchanged.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.	Unchanged.
10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged.
Article 11 – FISCAL COUNCIL - The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Unchanged.
Article 12 – FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.
13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:	Unchanged.

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

p.115

b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.	13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.
Article 14 – MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.	Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.
14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged.
Article 15 – STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.	Article 15 – STATUTORY RESERVE - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus.

15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a) the equivalent of 50% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.1. The Reserve will be made up with funds

a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose	Excluded.

p.116

will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.

15.3. Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law No 6,404/76.

Excluded.

15.4. From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.2. The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

15.5. The reserves will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).	Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

p.117

ATTACHMENT VI - A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number ( __), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary General Stockholders’ Meeting of the Company, which will be held on April 25, 2018, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to attend the General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction.

This proxy is effective for [•] days counted as from this date.

[City],____________, 2018.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At the Annual General Stockholders’ Meeting:

1 – Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2017:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Resolve on the allocation of net income for the fiscal year:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Fix the number of members who will comprise the Board of Directors in twelve (12):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.118

4 – Elect the members of the Board of Directors for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Amos Genish (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Galló (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.119

5 – Elect the members of the Fiscal Council for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Alternate members

João Costa

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Reinaldo Guerreiro

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$370,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 - Resolve on the monthly individual compensation of R$15.000,00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

At the Extraordinary General Stockholders’ Meeting:

1 - Amend the Bylaws to:

(i) Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Plan to Stock Option Plan:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.120

(iii) Adjust the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(iv) Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(v) Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(vi) Improve the wording on the representation rule of the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(vii) Amend the composition of the statutory revenue reserves:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(viii) Update the remittances to the statutory revenue reserve:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 - Consolidate the Bylaws, with the amendments mentioned in item “1” above and the resulting necessary adjustments to the wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase; and for Capital Increase in Investees.

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.121

ATTACHMENT VI - B

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual General Stockholders’ Meeting of the Company, which will be held on April 25, 2018, 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below:

The proxy shall have restricted powers, namely to attend the General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction.

This proxy is effective for [•] days counted as from this date.

[City],____________, 2018.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At the Annual General Stockholders’ Meeting

1 – Elect the members of the Fiscal Council for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.122

ATTACHMENT VI - C

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY

(HOLDERS OF COMMON SHARES)

1. At the Annual General Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies):

•	Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.
•	Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction and shall vote in accordance with the number of common shares held by the Grantor.

This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only.

São Paulo,__________, 2018.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Annual General Stockholders’ Meeting

Tick the option you want:

p.123

1 - Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2017.

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Resolve on the allocation of net income for the fiscal year:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Fix the number of members who will comprise the Board of Directors in twelve (12):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – Elect the members of the Board of Directors for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Amos Genish (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.124

José Galló (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Marco Ambrogio Crespi Bonomi

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Fiscal Council for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

APPROVE	REJECT	ABSTAIN
☐	☐	☐

José Caruso Cruz Henriques

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Alternate members

João Costa

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.125

Reinaldo Guerreiro

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$370,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 - Resolve on the monthly individual compensation of R$15.000,00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. At the Extraordinary General Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies):

•	Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.
•	Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to attend the Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction and shall vote in accordance with the number of common shares held by the Grantor.

p.126

This proxy shall be valid for this Company’s Extraordinary General Stockholders’ Meeting only.

São Paulo,__________, 2018.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary General Stockholders’ Meeting

Tick the option you want:

1 - Amend the Bylaws to:

(i) Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Plan to Stock Option Plan:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(iii) Adjust the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(iv) Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(v) Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.127

(vi) Improve the wording on the representation rule of the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(vii) Amend the composition of the statutory revenue reserves:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(viii) Update the remittances to the statutory revenue reserve:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 - Consolidate the Bylaws, with the amendments mentioned in item “1” above and the resulting necessary adjustments to the wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase; and for Capital Increase in Investees.

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.128

ATTACHMENT VI - D

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE

ANNUAL GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF PREFERRED SHARES)

1. Annual General Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies):

•	Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.
•	Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual General Stockholders’ Meeting of the Company, to be held on April 25, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to attend the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction and shall vote in accordance with the number of common shares held by the Grantor.

This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only.

São Paulo,__________, 2018.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Annual General Stockholders’ Meeting

Tick the option you want:

p.129

1 – Elect the members of the Fiscal Council for the next yearly term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2019 take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.130

ATTACHMENT VI - E

INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION 481/09

1.   Inform the name of the company

Itaú Unibanco Holding S.A.

2.   Inform the matters for which the proxy is being requested

Matters indicated in the Convening Notice pertaining to this Manual.

3.   Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a.   Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b.   Since when you are a stockholder of the Company

Not applicable.

c.   Number and percentage of shares of each type and class of ownership

Not applicable.

d.   Number of shares taken in a loan

Not applicable.

e.   Total exposure in derivatives denominated in shares of the Company

Not applicable.

f.    Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4.   Inform whether any of the parties mentioned in item 3, as well as any of their controlling stockholders, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters.

5.   Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

p.131

6.   Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the Company

The cost of requesting a proxy was fully covered by the Company.

7.   Inform:

a) the address to which the proxy should be sent after it is signed;

In order to facilitate the conduction of the General Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of April 23, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3° andar - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br (in this case, the Stockholder must bring the hardcopy of the document to the Meeting).

b) in the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

•	by remote voting form sent directly to the Company, in conformity with Attachment VII hereto; or

•	by form completion instructions transmitted to service providers, as follows:

a)   to the Stockholders’ custody agent, if shares are deposited at a central depository; or

b)   to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services.

Stockholder forwarding the form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company:

(i)	a hardcopy of Attachment VIII hereto duly filled, initialized and signed (there is no need to have the consularization and sworn translation of documents in foreign languages); and

(ii)	ID document – for Legal Entities: notarized copy of the articles of association/ bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled, and to be accompanied by the respective sworn translation.

If he/she so prefers, Stockholder may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to April 18, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

p.132

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Stockholder forwarding the form to service providers

Alternatively, Stockholder may choose to exercise his/her remote voting right through service providers, transmitting his/her voting instruction to their custody agents or the bookkeeper, subject to the rules determined by them. Stockholder should contact the custody agent or the bookkeeper to check out the procedures established by them, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on website: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholder should transmit the form completion instructions to service providers by April 18, 2018, unless otherwise indicated by them.

p.133

Attachment VII

Remote Voting Form

Annual General Stockholders’ Meeting - ITAU UNIBANCO HOLDING S.A. of April 25, 2018

Stockholder’s Name
Stockholder’s CNPJ or CPF
Email

Form completion instructions

- If the Stockholder chooses to exercise his/her remote voting right, according to CVM Instruction No. 481/09, at the Annual General Stockholders’ Meeting of Itaú Unibanco Holding S.A. of April 25, 2018, which proposals were prepared by the Management members of the Company and details included in the General Stockholders’ Meeting Manual, available on the websites of the Company’s investor relations (www.itau.com.br/investor-relations), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), it is mandatory that this form is fully completed.

- All form pages must be initialized.

At the end, the Stockholder or his/her legal representative(s), as the case may be and according to current legislation in force, must sign the form.
Form delivery instructions, stating the possibility of forwarding the form directly to the Company or sending completion instructions to the bookkeeper or custody agent

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company up to April 18, 2018, by forwarding the documentation below:
(i) A hardcopy of this document duly completed, initialized and signed (there is no need for consularization and sworn translation of documents in foreign languages ); and
(ii) ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents produced abroad are required to be consularized or apostilled and to include the respective sworn translation.

If he/she so prefers, the Stockholder may forward the digital copies of the documentation referred to in (i) and (ii) above by email and, accordingly, he/she will also have to forward the hardcopy of the voting form and the notarized copy of other required documents up to April 18, 2018.

Upon receipt of the documentation referred to in (i) and (ii) above, the Company will inform the Stockholder it has received and accepted such documentation, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Alternatively, the Stockholder may choose to exercise his/her remote voting right through service providers, by transmitting the voting instruction to their custody agent or bookkeeper, subject to the rules determined by them.

The Stockholder should contact his/her custody agent or bookkeeper to check the procedures determined by these agents, as well as the documents requested accordingly.
Mailing and email address to send the remote voting form, if the Stockholder chooses to deliver the document directly to the company

Mailing address:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar
Parque Jabaquara, em São Paulo (SP) - CEP 04344-902

Electronic address: drinvest@itau-unibanco.com.br
Indication of the institution hired by the Company to provide securities bookkeeping services, with name, physical and electronic address, telephone number and person to contact

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website the Stockholder have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on the web site: http://www.itau.com.br/securitiesservices/assembleiadigital/

p.134

ITAÚ CORRETORA DE VALORES S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar - São Paulo (SP)

Stockholders Service
3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br
Contact Person: Leandro Biggi

The Stockholder should transmit the form completion instructions to service providers by April 18, 2018, unless otherwise indicated by them.

Resolutions / matters concerning the Annual General Stockholders’ Meeting
Simple Resolution

1. Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

2. Resolve on the proposal of the Board of Directors for the allocation of net income for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

3. Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders:

☐ Approve ☐ Reject ☐ Abstain

Simple Matter

4. Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?

☐ Yes ☐ No ☐ Abstain

p.135

Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12
5. Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)

Alfredo Egydio Setubal

☐ Approve ☐ Reject ☐ Abstain

Amos Genish (Independent member)

☐ Approve ☐ Reject ☐ Abstain

Ana Lúcia de Mattos Barretto Villela

☐ Approve ☐ Reject ☐ Abstain

Fábio Colletti Barbosa (Independent member)

☐ Approve ☐ Reject ☐ Abstain

Gustavo Jorge Laboissière Loyola (Independent member)

p.136

☐ Approve ☐ Reject ☐ Abstain

João Moreira Salles

☐ Approve ☐ Reject ☐ Abstain

José Galló (Independent member)

☐ Approve ☐ Reject ☐ Abstain

Marco Ambrogio Crespi Bonomi

☐ Approve ☐ Reject ☐ Abstain

Pedro Luiz Bodin de Moraes (Independent member)

☐ Approve ☐ Reject ☐ Abstain

Pedro Moreira Salles

☐ Approve ☐ Reject ☐ Abstain

Ricardo Villela Marino

☐ Approve ☐ Reject ☐ Abstain

Roberto Egydio Setubal

☐ Approve ☐ Reject ☐ Abstain

6. If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?

☐ Yes ☐ No ☐ Abstain

7. View of all candidates for the assignment of the % (percentage) of votes to be attributed

Alfredo Egydio Setubal [     ] %

Amos Genish (Independent member) [     ] %

Ana Lúcia de Mattos Barretto Villela [     ] %

Fábio Colletti Barbosa (Independent member) [     ] %

Gustavo Jorge Laboissière Loyola (Independent member) [     ] %

João Moreira Salles [     ] %

José Galló (Independent member) [     ] %

Marco Ambrogio Crespi Bonomi [     ] %

Pedro Luiz Bodin de Moraes (Independent member) [     ] %

Pedro Moreira Salles [     ] %

Ricardo Villela Marino [     ] %

Roberto Egydio Setubal [     ] %

p.137

Simple Matter:

8. [The Stockholder may fill in this field only if he/she has left fields 5, 6 and 7 blank]

Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors:
Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976?

☐ Yes ☐ No ☐ Abstention
Simple Matter:

9. [The Stockholder may fill in this field only if he/she has left fields 5, 6 and 7 blank]

If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?

☐ Yes ☐ No ☐ Abstention
Simple Matter

10. Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors:
Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976?

☐ Yes ☐ No ☐ Abstain
Simple Matter:

11. If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?

☐ Yes ☐ No ☐ Abstention
Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4

12. Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)

Alkimar Ribeiro Moura (Effective)

☐ Approve ☐ Reject ☐ Abstain

José Caruso Cruz Henriques (Effective)

☐ Approve ☐ Reject ☐ Abstain

João Costa (Alternate)

p.138

☐ Approve ☐ Reject ☐ Abstain

Reinaldo Guerreiro (Alternate)

☐ Approve ☐ Reject ☐ Abstain
Separate election of the fiscal council - Preferred shares

13. Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights

Carlos Roberto de Albuquerque Sá (Effective)

☐ Approve ☐ Reject ☐ Abstain

Eduardo Azevedo do Valle (Alternate)

☐ Approve ☐ Reject ☐ Abstain
Simple Resolution

14. Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$ 370,000,000.00:

☐ Approve ☐ Reject ☐ Abstain
Simple Resolution

15. Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.

☐ Approve ☐ Reject ☐ Abstain

City:

Date:

Signature:

Stockholder’s Name:

Phone Number:

p.139

Remote Voting Form

Extraordinary General Stockholders’ Meeting - ITAU UNIBANCO HOLDING S.A. of April 25, 2018

Stockholder’s Name
Stockholder’s CNPJ or CPF
Email
Form completion instructions

- If the Stockholder chooses to exercise his/her remote voting right, according to CVM Instruction No. 481/09, at the Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding S.A. of April 25, 2018, which proposals were prepared by the Management members of the Company and details included in the General Stockholders’ Meeting Manual, available on the websites of the Company’s investor relations (www.itau.com.br/investor-relations), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), it is mandatory that this form is fully completed.

- All form pages must be initialized.

At the end, the Stockholder or his/her legal representative(s), as the case may be and according to current legislation in force, must sign the form.
Form delivery instructions, stating the possibility of forwarding the form directly to the Company or sending completion instructions to the bookkeeper or custody agent

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company up to April 18, 2018, by forwarding the documentation below:
(i) A hardcopy of this document duly completed, initialized and signed (there is no need for consularization and sworn translation of documents in foreign languages ); and
(ii) ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents produced abroad are required to be consularized or apostilled and to include the respective sworn translation.
If he/she so prefers, the Stockholder may forward the digital copies of the documentation referred to in (i) and (ii) above by email and, accordingly, he/she will also have to forward the original copy of the voting form and the notarized copy of other required documents up to April 18, 2018.
Upon receipt of the documentation referred to in (i) and (ii) above, the Company will inform the Stockholder it has received and accepted such documentation, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Alternatively, the Stockholder may choose to exercise his/her remote voting right through service providers, by transmitting the voting instruction to their custody agent or bookkeeper, subject to the rules determined by them.

The Stockholder should contact his/her custody agent or bookkeeper to check the procedures determined by these agents, as well as the documents requested accordingly.
Mailing and email address to send the remote voting form, if the Stockholder chooses to deliver the document directly to the company

Mailing address:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar
Parque Jabaquara, in São Paulo (SP) - CEP 04344-902

Electronic address: drinvest@itau-unibanco.com.br
Indication of the institution hired by the Company to provide securities bookkeeping services, with name, physical and electronic address, telephone number and person to contact

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website the Stockholder have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on the web site: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.
Stockholders service:
Avenida Brigadeiro Faria Lima, 3.500, 3o. andar – São Paulo (SP)
3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)

p.140

Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br
Contact person: Leandro Biggi

Stockholders should transmit the form completion instructions to service providers by April 18, 2018, unless otherwise indicated by them.

Resolutions / matters concerning the Extraordinary General Stockholders’ Meeting
Simple Resolution
1. Amend the Bylaws to:

Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
2. Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
3. Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores,
Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
4. Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
5. Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
6. Improve the wording on the representation rule of the Company (item 10.1.1):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
7. Amend the composition of statutory revenue reserves (Article 15 and items):

☐ Approve ☐ Reject ☐ Abstain

p.141

Simple Resolution

8. Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

9. Consolidate the Bylaws, with the amendments mentioned in the items above and the resulting necessary adjustments to the wording:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

10. Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees:

☐ Approve ☐ Reject ☐ Abstain

City:

Date:

Signature:

Stockholder’s Name:

Phone Number:

p.142